
06044647

# DiCon Fiberoptics, Inc.


RECEIVED
SEP 2 2 2006
WASH. D.C.
160
SECTION

## Annual Report
## For
## Fiscal Year Ended March 31, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

**FORM 10-KSB**

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(Mark One)

☒ Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2006, or

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission file number 0-49939



SEC MAIL PROCESSING
RECEIVED
SEP 2 2 2006
WASH, D.C.
160
SECTION


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# DICON FIBEROPTICS, INC.

(Name of Small Business Issuer in Its Charter)

| **California**<br>(State or Other Jurisdiction of Incorporation or Organization) | **94-3006185**<br>(IRS Employer Identification No.) |
|---|---|
| **1689 Regatta Blvd.**<br>**Richmond, California**<br>(Address of Principal Executive Offices) | **94804**<br>(Zip Code) |

**(510) 620-5000**
(Issuer's Telephone Number, Including Area Code)

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Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act: Common Stock, no par value

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ☐

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Issuer's revenue for its most recent fiscal year ended March 31, 2006, was $19,426,184.

The issuer's common stock is not traded on any market and accordingly no aggregate market value for the stock held by non-affiliates can be computed.

The number of shares of the issuer's common stock outstanding as of March 31, 2006, was 111,914,410.

**DOCUMENTS INCORPORATED BY REFERENCE**

None

**DICON FIBEROPTICS, INC.**

**Table of Contents**

**PART I**

**Item 1. Description of Business.**

*This annual report contains forward-looking statements, within the meaning of the Securities Exchange Act of 1934 and the Securities Act of 1933 that involve risks and uncertainties. In some cases, forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and similar expressions. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. All of these forward-looking statements are based on information available to DiCon Fiberoptics, Inc. and subsidiary ( the "Company") at this time, and the Company assumes no obligation to update any of these statements. Actual results could differ from those projected in these forward-looking statements as a result of many factors, including those identified in the sections titled "Risk Factors", "Management's Discussion and Analysis or Plan of Operation" and elsewhere. Please review and consider the various disclosures made by the Company in this report, and those detailed from time to time in the Company's filings with the Securities and Exchange Commission, that attempt to advise you of the risks and factors that may affect the Company's future results.*

(a) Introduction.

DiCon Fiberoptics, Inc. ("DiCon") was incorporated in California in 1986. The Company designs and manufactures passive components, modules, Micro Electro-Mechanical Systems ("MEMS") products, and test instruments for the fiberoptic communications industry. The Company conducts research, development, manufacturing, and marketing at its headquarters in Richmond, California. The Company, through Global Fiberoptics Inc. ("Global"), its wholly owned Taiwanese subsidiary formed in 1999, also operates a manufacturing and sales facility in Kaohsiung, Taiwan. The Company's website address is http://www.diconfiber.com.

On April 25, 2006, DiCon commenced a tender offer to repurchase up to 154,500 shares of its common stock at a price of $1.00 per share (the "Tender Offer"). In light of the shareholders' response to the Tender Offer, the board of directors determined that to continue with the offer would not achieve its stated purpose for the tender offer, which was to reduce the Company's holders of record below 300 **thus** enabling the Company to stop filing periodic reports and other information with the Securities and Exchange Commission. Consequently, the Board terminated the Tender Offer on June 6, 2006.

(b) Description of Business.

1. Optical Communications Industry Background.

During the 1990s, the rapid escalation of voice traffic around the world, compounded by the proliferation of the Internet and the growing use of video and data transmission, created an urgent need for the expansion of existing communication capacity or bandwidth. In addition, deregulation of the telecommunications industry created heightened consumer demand for improvement in transmission quality.

Communication service providers could not respond to the challenge with existing technology. The prevalent copper-wire circuit-switched networks, built to satisfy steady low-bandwidth voice traffic, could not adequately accommodate the additional requirements for signal transmission, which is characterized by large, relatively short-duration bursts of signals followed by relatively long periods of silence, and video, which is characterized by a sustained flow of vacillating data bursts with high bandwidth requirements. Communication service providers turned to optical communication for a cost-effective solution satisfying the need for more bandwidth, coupled with an increased demand for improved clarity, flexibility, scalability, and operating performance in transmitted signals.

Optical communication is carried out by light-based signals, which transmit digitized information through a fiberoptic cable, a conduit of bundled glass fibers. Optical systems convert electrical signals generated by voice, data and video sources into specific wavelengths of laser-generated light, which carries the information through an optical network to its final destination where the optical signal is re-converted back to its original mode. Using *multiplexing,* a process which allows numerous wavelength channels to be aggregated onto a single optical fiber as a composite optical signal, the optical network can simultaneously, efficiently and with little external interference, transmit multitudes of optical signals. The multiplexing process enables the network system to transmit large bandwidths of information from variable sources, thus eliminating the need for bulky multi-cable copper-wired systems. The optical network can efficiently clean, amplify, isolate, and route optical signals to achieve high bandwidth communication capability without compromising transmission quality.

2. Optical Networking Industry.

The fiberoptic communications has a three-layer networking hierarchy: *service providers or carriers, Network Equipment Manufacturers ("NEMs") and Optical Component Manufacturers ("OCMs").* Carriers are communication companies that own optical networks and provide communication services to their customers.

The carriers rely on NEMs who design, build and sell fiberoptic equipment that powers the optical networks. The NEMs in turn rely on the OCMs who produce individual components or modules to be integrated into the optical network.

3. Market Conditions.

After experiencing steady growth since the mid-1980s, demand for telecommunications equipment accelerated rapidly in the late 1990s and reached its peak in 2000. Increasing telecom revenues also spurred a rapid growth in equipment production, which by the end of the decade outpaced demand resulting in a build-up of telecom equipment inventories. The inventories reached their peak in early 2001. Subsequently, the demand for new equipment has fallen substantially due in part to telecommunications overcapacity, an overall economic slowdown, and the excessive debt load of the service providers, who had fewer capital resources to spend on infrastructure projects.

The rapid increase and subsequent decrease in capital equipment spending resulted in a corresponding pattern of growth and decline in the NEMs' and the OCMs' revenues and earnings. Future telecom equipment demand will depend on a range of factors, including:

Demand for bandwidth,

Financial condition of the carriers,

Successful development of new smaller and cost-efficient optical networks,

Degree of industry rationalization across the optical networking hierarchy, and

Extent of penetration of competing technologies such as wireless communication.

4. The Company and its Business.

Optical components are broadly divided into two categories: *active* and *passive*. Active components are used in optical networks to generate, amplify and convert an optical signal. Transmitters, amplifiers and receivers are active components. Passive components are used to guide, mix, filter, route, adjust and stabilize optical signals transmitted through an optical network without the need for power generation. The Company is a major OCM involved in the production of passive components and related value-added products, including optical network test and measurement devices, and cost effective modules and hybrids which combine several discrete components into an electronic operating unit. The Company's business has no distinct seasonality.

Upon its formation in 1986, the Company developed and began marketing its first-generation mechanical switch and in 1990 produced a range of test and measurement devices based on that technology. In 1992, the Company started developing new dielectric thin-film-based components, which could multiplex and de-multiplex (aggregate and de-aggregate) optical signals onto an optical fiber.

Beginning in 1996, the Company used its innovative thin-film technology to manufacture a broad range of products such as low-loss *Wavelength Division Multiplexers ("WDMs") and De-multiplexers* to combine and divide optical signals of different wavelengths; *Gain Flattening Filters* ("*GFFs*") designed to equalize the energy content of different *wavelengths* (channels) ahead of optical amplifiers; and *isolators* used to ensure unidirectional flow of optical signals. The Company also leveraged its success in the application of the new thin-film technology to manufacture a series of advanced measurement and testing devices.

In 2000, the Company began production of modules and hybrids, which combined several components into cost-effective units. NEMs welcomed this new line of products as they faced increasing pressure from the carriers to achieve substantial capital and operating cost reduction. Recently introduced Tap/Isolator/Pump/Coupler, *Reconfigurable Optical Add/Drop Multiplexer ("ROADM"), Variable Optical Attenuator ("VOA")* and MUX/DMUX are just a few examples of the Company's value-added modular products that have gained wide acceptance by major NEMs.

The Company's modular products also include its highly sophisticated MEMS switch, which the Company developed internally and began marketing in 2001. The Company's current MEMS product line includes advanced products such as MEMS VOA, MEMS 1x2 and 1x4 switches as well as MEMS Tap/VOA and WDM/MEMS VOA hybrids.

The Company will continue to invest a significant portion of its research and development ("R&D") spending in expanding MEMS technology. The Company is also investing in non-communications technology with substantial commercial application potential.

5. Products.

The Company's current line of products is broadly divided into two categories: WDMs and Switches. The WDM line includes *Dense Wave Division Multiplexers ("DWDMs"),* amplifier components, power splitting and monitoring devices and some integrated modules and hybrids. The Switch line includes MEMS products, motorized attenuators for path switching and power control, components and measurement instruments.

6. Revenue Breakdown.

The Company's revenue breakdown over the last two fiscal years ("FY") has been as follows:

| Product Line | FY Ended March 31, 2006 | FY Ended March 31, 2005 |
|---|---|---|
| WDM | 40% | 54% |
| Switch | 60% | 46% |

7. Marketing and Distribution.

The Company's marketing activities are conducted primarily by its sales force located at the corporate headquarters in Richmond, California. The Company focuses its direct sales efforts on major optical systems manufacturers worldwide. The Company also has sales account managers and field application engineers in Europe and Canada to provide more expedient service and support to its North American, Canadian and European customers. The Company markets its products in Asia through Global, located in Kaohsiung, Taiwan. The Company's direct sales force works closely with each customer's design group and in-house design engineers to resolve technical issues and provide dynamic design-in support.

8. Customers.

In the year ended March 31, 2006, the Company had a broad customer base consisting of over 200 accounts, including major NEMs such as ALCATEL, Cisco Systems, Bookham Technology, Marconi, Nortel Networks and Tellabs. Despite the number of customers that the Company had, there are a limited number of very large customers that account for the majority of purchases in the industry worldwide. The Company's three largest customers accounted for approximately 42.4% of revenue during the fiscal year ended March 31, 2006 compared to 44.1% of revenue during the fiscal year ended March 31, 2005.

9. Back Orders and Payments Terms.

The Company's back orders, which represent the aggregate of the sales price of orders received from customers but not yet recognized as revenue, were approximately $1.5 million and $2.1 million as of March 31, 2006 and 2005, respectively. Currently, the Company is quoting lead times of three to four weeks for delivery of most of its products. Back orders are subject to possible changes by customers related to quantities of ordered products, their specification and delivery dates. While the Company believes that its back orders are firm, there are certain circumstances under which orders may be cancelled by the customer. The Company also may elect to permit cancellation of orders without penalty where management believes it is in the Company's best long-term interest to do so. Considering that the Company's back orders are small in relation to its revenue, they are not expected to have a material impact on the Company's future financial performance.

The Company does not provide extended payment terms to its customers and does not carry significant amounts of finished goods for its customers.

10. Inventory.

The Company's inventory consists mainly of raw material and work in process.

The Company assesses its inventory position on a monthly and quarterly basis based on its then current forecasts. The Company attempts to mitigate the impact of such corrections by maintaining close, proactive relationships with its major customers to obtain as much information about each customer's needs as possible. For the year ended March 31, 2006, the Company wrote off approximately $0.3 million of obsolete inventory. For the year ended March 31, 2005, the Company wrote off approximately $1.3 million of obsolete inventory.

11. Sources and Availability of Raw Materials.

The Company has no critical raw materials available only from a single supplier.

12. Research and Development.

Since its formation, the Company has been active in the development of new, commercially viable technologies. As of March 31, 2006, the Company had 29 patents granted in the United States. In order to achieve its position in the marketplace, the Company spends a substantial proportion of its financial resources on R&D. These expenditures are expensed as incurred. During the last three fiscal years, the Company's R&D expenses were as follows:

| | FY Ended March 31, 2006 | FY Ended March 31, 2005 |
|---|---|---|
| Total Amount (000's) | $4,569 | $5,658 |
| Percentage of Net Sales | 23.5% | 23.4% |

Approximately 70% of the R&D expenses incurred were communication related projects.

13. Competition.

The markets in which the Company sells its products are highly competitive. The Company's overall competitive position depends on a number of factors, including:

Product features, specifications and reliability,

Strength of customer relationships,

Breadth of product lines,

Delivery times and manufacturing capacity,

Selling price, and

Timing of new product introduction.

The Company believes that its principal competitors are passive optical component manufacturers such as JDS Uniphase, Avanex (including the optical components business formerly owned by Corning) and Finisar, as well as the internal manufacturing divisions of some of its large customers.

14. Employment.

As of March 31, 2006, DiCon had 120 employees in the US and Global had 144 employees in Taiwan.

15. Financial Information by Geographic Areas.

The Company sold its products to customers within and outside the United States as indicated below:

| Revenues (in 000's) | FY Ended March 31, 2006 | FY Ended March 31, 2005 |
|---|---|---|
| Within the US | $6,080 | $11,240 |
| Outside the US | 13,346 | 12,943 |
| Total | $19,426 | $24,183 |

The majority of the Company's long-lived assets are located in the United States. Long-lived assets consist primarily of property, plant, and equipment, net of accumulated depreciation and deposits. The following represents the geographic location of long-lived assets:

| Amounts (in 000's) | March 31, 2006 | March 31, 2005 |
|---|---|---|
| Within the US | $31,759 | $40,525 |
| Outside the US | 5,478 | 7,981 |
| Total | $37,237 | $48,506 |

16. Protection of the Environment.

The Company's compliance with federal, state and local provisions regulating the discharge of materials into the environment does not and is not expected to have a material effect on the Company's capital expenditures, earnings and competitive position.

(c) Risk Factors.

*Any investment in the Company's common stock involves a high degree of risk. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that it currently considers immaterial may also adversely affect its business. The Company's business condition, operations and prospects could be materially harmed by any of the following risks.*

**Risks Related to Fiberoptics Industry**

**The Company is currently experiencing operating losses, and the Company's future return to profitability requires growth in the demand for fiberoptic networks and additional capital spending by the service providers.**

The Company's primary business is to manufacture and sell components used in optical networking equipment. The sale of optical networking equipment depends not only on consumer demand for access but also on service providers' ability to raise capital required to pay for the networks. After a period of over expansion by the service providers, almost all of the service providers worldwide have substantially reduced capital expenditures to allow excess capacity to be absorbed by the continuing growth in traffic, and for the service providers to restore their financial strength. This has resulted in a severe and unprecedented decline in demand for optical components supplied by the Company and its competitors. The Company has incurred net operating losses over the past three years due to these market conditions. Limits to the continued growth of traffic on the networks or to the carriers' ability to restore their financial strength may restrict the market for the Company's components and for those of the Company's competitors. Furthermore, the Company may not be able to reduce costs sufficiently at present levels of sales to return to profitability. If the market does not recover at some point in the future, the Company may not be able to return to profitability and may suffer material adverse effects on its business condition, operations and prospects.

**The Company faces increasing competition in the fiberoptics markets that could adversely affect its revenues and gross margins, or cause it to lose market share.**

Several of the Company's larger customers also design and manufacture components similar to those the Company provides to them. It is possible that these customers will favor their own products over the Company's for their internal needs or compete with the Company for sales to other customers.

In the past decade, strong demand for fiberoptics components by equipment manufacturers has encouraged a large number of new companies to compete with established components providers such as the Company. The entry of these new competitors was facilitated by the fundamental changes in technology needed to produce many components as the desired characteristics of the components evolve. Such new technologies can eliminate the technological advantages of incumbent suppliers. In addition, before the downturn, the enthusiasm of investors for manufacturers of optical equipment for communications facilitated the access of considerable funds to many start-ups, which allows them to set pricing below manufacturing costs to gain market share as they try to gain a foothold in the industry. As a result, today there is a severe over capacity in the industry to produce components. Also, as the Company continues to expand sales globally, it may see new competitors in different geographic regions, especially Asia. This competition could adversely impact the Company's future revenues and gross margins.

**The price of optical networking components declines steadily after their introduction. These decreases may cause a decline in the Company's revenues and gross margins.**

The optical networking equipment industry continues to experience declining average selling prices as a result of greater competition and a significant reduction in spending for infrastructure projects. The Company anticipates that average selling prices will continue to decrease in the future due to a number of factors, including competitive pricing pressures and rapid technological change. Unless the Company is able to reduce its costs, these decreases will contribute to a decline in the Company's total revenues and gross margins, which would adversely affect its results of operations.

**Risks Related to the Company's Business**

**The Company faces challenges in remaining technologically competitive, hiring and managing qualified personnel, and planning for the future.**

The continued competitiveness of the Company requires the successful design and manufacture of an ever increasing number of different components, either because new functions are sought or because the evolving specifications of existing components require changes in product design and manufacturing methods. Often these new products require the mastery of entirely new materials and processes as well as the integration of different types of technologies. While the Company remains a privately held corporation, many of its larger competitors are publicly traded and therefore may have greater access to capital to acquire new technologies and equipment. This may weaken the Company's competitive position.

The Company's need to develop innovative new products requires that the Company be able to attract and retain a sufficient number of specially qualified engineers and hire, train, and retain workers who are adept in various optical component manufacturing processes.

The Company faces other challenges in managing its business. These challenges include the effective management of manufacturing facilities both in the U.S. and Taiwan, successful design and timely introduction of new products to the market, strategic investments in research and development including material processing and engineering core technologies, expansion of sales to different geographical areas and acquiring new customers, and aggressively pursuing new "design-in" opportunities. Failure to meet these challenges in any single area may impact the Company's future operating results.

**The Company depends on a small number of large customers for a significant portion of its revenues. The loss of, or a significant reduction in, sales to these customers may adversely affect its revenues and operating results.**

While the mix of these leading customers changes over time, the dominance of a few network equipment providers in their markets and the Company's success in securing significant sales to them imply that an important fraction of the Company's revenues will continue to come from a relatively small number of customers. Any further severe reduction in sales to one of these customers could adversely affect the Company's revenues and cash flow.

**Although the Company has not suffered material credit losses to date, it may do so in the future.**

The telecommunications industry continues to undergo downsizing. These changes may result in a lack of liquidity or bankruptcy of some of the Company's customers during this period of market adjustment. If one or more of these significant customers were to experience financial difficulties, or a significant number of smaller customers were to do so, revenues and operating activities of the Company would be adversely impacted.

**The Company depends on key personnel to manage its business effectively in a rapidly changing market and if the Company is unable to retain these personnel, its ability to develop, manufacture and market its products could be harmed.**

The Company's future success depends on the continued services of its executive officers, particularly Dr. Ho-Shang Lee, and other key personnel. None of these employees are bound by an employment agreement for any specific term and these personnel may terminate their employment at any time. In addition, the Company does not maintain "key person" life insurance on any of its employees. Any loss of key personnel may adversely affect the Company's operations.

**Adverse resolution of litigation may harm the Company's operating results or financial condition**

The Company is a party to lawsuits in the normal course of its business. Litigation can be expensive, lengthy, and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on the Company's business, operating results, or financial condition.

**Although the Company is investing in research and development activities for the development of future products, these products may never make it to commercial production. The Company may fail to commercialize new product lines, which would adversely affect its revenues and results of operations.**

These future products may never make it to commercial production due to:

changes in customer demand,

technological developments that make these products less competitive,

evolving industry standards,

allocation of its limited resources to other products or technologies, or lack of sufficient funding.

If the Company incurs significant expenses developing products that it does not produce commercially, or if it selects the wrong products or technologies for commercial production, its revenues and results of operations, business conditions and prospects could be adversely affected.

**Sales of the Company's products are subject to cancellation or deferment.**

Many of the Company's customers purchase its products under individual purchase orders and may cancel or defer purchases on short notice without significant penalty. Decreases in purchases, cancellations of purchase orders or deferrals of purchases may have a material adverse effect on the Company's financial condition and results of operations.

From time to time the Company acquires raw materials in anticipation of future orders from existing customers in order to meet anticipated delivery requirements of those customers. Some of these materials may be unique to those customers and such orders may not materialize, or may not materialize in the quantity or at the time anticipated. The Company may therefore incur certain costs associated with excess raw materials from time to time.

**The Company may have difficulty securing additional or adequate funds and loans for operating and capital needs.**

The Company expects to finance its operations through current balances of liquid assets, internally generated funds, short or long-term borrowings from banks or other sources, potential additional equity issuances involving common or preferred stock, or a combination of these sources. The Company is currently unprofitable. Therefore, the Company cannot be sure that it will be able to secure funding from any of the above-referenced sources or, even if secured, that the proceeds will be sufficient to meet its operating and capital requirements. If adequate funds are not available, the Company may not be able to execute its business plans and its ability to compete effectively may be substantially diminished. This would have material adverse consequences to the Company and its shareholders.

Furthermore, incremental borrowings will subject the Company to additional risks, including the potential consequences of failing to make required payments or to comply with affirmative or negative covenants. Interest payments associated with any borrowings will reduce earnings and the amount of internally generated funds available for capital requirements.

Issuance of additional equity securities may result in dilution of existing stockholders' interest in the Company. Issuance of any preferred class of equity may also give rise to additional risks comparable to those associated with borrowings as described above.

**If the Company does not maintain acceptable manufacturing yields, product delivery schedules and product reliability, its operating results could suffer.**

The manufacture of the Company's products involves highly complex and precise processes, requiring production in highly controlled and clean environments. Changes in the Company's manufacturing processes or those of its suppliers could significantly reduce the Company's manufacturing yields and increase product liability exposure. Because the majority of the Company's manufacturing costs are relatively fixed, manufacturing yields are critical to the Company's results of operations. Lower than expected production yields could delay product shipments and impact gross margins.

The Company's products are complex and new products may take longer to develop than originally anticipated. If the Company does not introduce new products in a timely manner, it will not obtain incremental revenues from these products or be able to replace more mature products with declining revenues or gross margins.

In order to adjust to declining demands for its products, the Company has made continuous efforts to reduce its workforce and trim back its operating expenses. If the Company is not successful in managing the necessary changes in its processes to adjust for the loss of this workforce, its manufacturing yields, product delivery schedules and/or product reliability could suffer.

**The Company's operations could be disrupted by natural disasters that would seriously harm its operations.**

The Company's facilities are susceptible to damage from natural disasters such as earthquakes and typhoons as well as from fire, floods, loss of power or water supply, telecommunications failures and similar events. Its research and development activities, manufacturing facilities, corporate headquarters and other critical business operations are located in California and Taiwan. Any loss of its facilities could disrupt its operations, delay production and shipments and result in significant expense to repair or rebuild its facilities.

**The Company may incur costs and experience disruptions complying with environmental regulations.**

The Company handles minor amounts of hazardous materials as part of its manufacturing activities. Although the Company believes that it has complied with all applicable environmental regulations in connection with its operations, it may be required to incur environmental remediation costs to comply with current or future environmental laws.

**Risks Related to Intellectual Property**

**The Company may become involved in intellectual property disputes and litigation that could subject it to litigation, divert time and attention of its management and prevent it from selling its products, which could adversely affect its business and operating activities.**

The Company may from time to time become involved in various lawsuits and legal proceedings concerning invasion of intellectual property, including patents. These disputes are protracted and expensive when they occur and their outcome is unpredictable. The Company intends to protect its intellectual property aggressively and from time to time it may file lawsuits against parties that it believes are infringing its intellectual property rights. Even if favorable results are obtained, any litigation that the Company initiates, or to which it is subject, could result in significant expenses for the Company and require significant involvement of its senior management. It may divert management's attention from its business and operations and could subject the Company to counterclaims. Litigation is subject to inherent uncertainties, and adverse results may negatively affect the Company's operating results, financial condition or reputation.

It is possible, based in part on the size and sophistication of the Company's competitors and the history of rapid technological advances in its industry, that several competitors may have patent applications in progress in the United States or in foreign countries that, if issued, could relate to the technologies or processes used in the Company's products. If such patents were to be issued, the patent holders or licensees may assert infringement claims against the Company or claim that the Company has violated other intellectual property rights. In addition, the Company may have failed to discover existing domestic or international patents that could apply to its product design or manufacturing process. These claims and any resulting lawsuits, regardless of their merits, could be time consuming and expensive to resolve and would divert management time and attention. If the Company is unsuccessful in defending a lawsuit, it could be forced to do one or more of the following, any of which could adversely affect its business:

stop selling, incorporating or using its products that use the disputed intellectual property;

obtain from third parties a license to sell or use the disputed technology, which license may not be available on reasonable terms, or at all; or

redesign its products that use the disputed intellectual property.

**The Company may not be able to protect its proprietary technology, which could adversely affect its ability to generate revenues.**

The Company regards substantial elements of its technology as proprietary and attempts to protect these elements by relying on patent, trademark, service mark, copyright and trade secret laws. It cannot be certain that its pending patent applications will be approved, that any patents that may be issued will protect its intellectual property or that any issued patents will not be challenged by third parties. Other parties may independently develop similar or competing technology or design around patents that may be issued to the Company. Additionally, the Company cannot be certain that the steps it has taken will prevent the misappropriation of its intellectual property, particularly in foreign countries where the laws may not protect the Company's proprietary rights as fully as in the United States. Such misappropriations could adversely affect the Company's business and its ability to generate revenues.

**Necessary licenses of third-party technology may not be available to the Company or may be very expensive, which could adversely affect the Company's ability to develop, manufacture and sell new products or product enhancements.**

While the Company to date has not been required to license technology from third parties to manufacture its products, it may in the future introduce new products or product enhancements that require such licenses. The Company cannot be certain that third-party licenses will be available to it on commercially reasonable terms, or at all. The inability to obtain third-party licenses required to develop new products and product enhancements could require the Company to obtain substitute technology of lower quality or performance standards or at greater cost, which in either case could adversely affect its ability to develop, manufacture and sell these products.

**Risks Related to the Company's Common Stock**

**The Company may remain a private company, which could adversely affect the value of its common stock.**

There is no public market for the Company's common stock. Accordingly, shareholders should be prepared to hold their investment in a private company with no liquidity. Unless the Company becomes a publicly traded company at some future date, the marketability of its common stock is extremely limited and governed by the terms of the Buy-Sell Agreement.

Additionally, the Company may seek to deregister its common stock with the Securities and Exchange Commission. Once the Company's common stock is deregistered, the Sarbanes-Oxley Act and other reporting and disclosure provisions will no longer apply to the Company. Sarbanes-Oxley was enacted to enhance corporate responsibility, enhance financial disclosures and combat corporate and accounting fraud. Among other things, the Sarbanes-Oxley Act requires the Company's chief executive officer and chief financial officer to certify as to the accuracy of the financial statements contained in the Company's Exchange Act filings. After deregistration, the chief executive officer and chief financial officer will no longer be required to make these certifications and shareholders will be without the protection of the Sarbanes-Oxley Act.

**There will be state and federal securities law restrictions on transfer of the common stock.**

The Company's common stock has not been registered under the Securities Act of 1933 or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws.

**The preparation of the Company's consolidated financial statements requires estimates and judgments by management of the Company. Actual results may differ from these estimates which could impact operating results.**

The consolidated financial statements of the Company contain estimates associated with reserves and allowances that are based on management's judgment at the time of preparation of the consolidated financial statements. These reserves and allowances could differ from those estimated by management based on actual results that could negatively impact the Company's operating results in future periods. Accounts affected by these estimates include estimates for warranty reserves and allowances for bad debt.

**The Company is controlled by certain shareholders who could delay or prevent a change in its corporate control.**

Management, directors and related shareholders beneficially own a majority of the outstanding shares of DiCon's common stock. Accordingly, management has effective control of DiCon, with the ability to approve certain fundamental corporate transactions, including mergers, consolidations and sales of assets, public offerings and to elect a majority of its Board of Directors.

**Item 2. Description of Property.**

The Company purchased a vacant lot in Richmond, California, and built an approximately 200,000 square foot new corporate campus. The Company consolidated its US operations on this new campus during the 2001 fiscal year. Accordingly, certain of the leased properties were no longer used for operating purposes and were available for sublease. The last non-cancelable operating lease was terminated on November 23, 2004, and the amount in excess of the estimate of the remaining costs of the lease, net of expected sublease income of $0.1 million was adjusted.

Global owns a condominium interest in a building in Kaohsiung, Taiwan. This facility consists of two floors in a seven-story building. The facility is located in an industrial park on land leased from the Government of Taiwan. The existing 10-year land lease expires in 2011, and is renewable. The annual rental is 5% of the prorata share of the value of the land.

As of March 31, 2006, the Company's future gross commitments under all leases were $0.1 million.

**Item 3. Legal Proceedings.**

In May 2005, Lucent Technologies Inc. ("Lucent") filed an action against the Company in the United States District Court for the District of New Jersey. Lucent alleges that certain switches purchased by it under a contract with the Company entered into in 2000 were defective. The complaint asserts breach of contract and the implied duty of good faith and fair dealing by the Company and seeks damages, costs, expenses and other sums totaling in excess of $10 million. The Company intends to contest the case vigorously.

**Item 4. Submission of Matters to a Vote of Security Holders.**

No matters were submitted to a vote of the Company's security holders during the fourth quarter of the fiscal year ended March 31, 2006.

## PART II

### Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities.

(a) Market Information.

There is no established public trading market for the Company's common stock. In the absence of a public market, the fair value of the Company's common stock is determined by the Company's Board of Directors.

(b) Holders.

There are approximately 311 holders of the Company's common stock as of March 31, 2006.

(c) Dividends.

The Company did not declare a dividend on its common stock during the fiscal years ended March 31, 2006, or 2005, or in any subsequent period for which financial information is required, except that on January 6, 2006, the Company declared a special dividend of $0.02 per share of common stock to shareholders of record as of January 6, 2006, payable on or before January 31, 2006.

(d) Securities Authorized for Issuance Under Equity Compensation Plans.

**Equity Compensation Plan Information**

| Plan category Equity Compensation Plans Approved by Shareholders (1) | (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (shares) | | (b) Weighted-average exercise price of outstanding options, warrants and rights ($) | (c) Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (shares) | |
|---|---|---|---|---|---|
| **Employee Stock Option Plan** | 3,801,794 | (2) | $3.43 | 8,037,406 | (2) |
| **Employee Stock Purchase Plan** | 877,397 | (3) | $2.73 | 1,987,421 | (3) |

(1) DiCon has no equity compensation plans that are not approved by shareholders.

(2) The maximum number of shares that may be issued pursuant to options granted under the Employee Stock Option Plan is 11,840,000. As of March 31, 2006, 12,339,706 options were granted, 800 options were exercised and 8,537,112 options terminated under the Employee Stock Option Plan.

(3) The maximum number of shares that may be issued under the Employee Stock Purchase Plan is 3,230,000, which includes shares issued pursuant to the Global Profit Distribution Sharing Plan Alternative. As of March 31, 2006, 1,242,579 shares were issued under the Employee Stock Purchase Plan and DiCon exercised the option to repurchase 365,182 shares upon employment termination.

(e) Purchases of Equity Securities by Small Business Issuer.

**Small Business Issuer Purchases of Equity Securities**

| Period | Total Number of Shares Purchased (1) | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2) | Maximum Number of Shares that May yet be Purchased Under the Plans or Programs (2) |
|---|---|---|---|---|
| January 1, 2006 through January 31, 2006 | 6,832 | $0.96 | -- | -- |
| February 1, 2006 through February 28, 2006 | 1,310 | $0.96 | -- | -- |
| March 1, 2006 through March 31, 2006 | 930 | $0.96 | -- | -- |
| Total | 9,072 | | -- | -- |

(1) All of the shares purchased were issued under the Employee Stock Purchase Program.

(2) DiCon does not have any publicly announced plans or programs for the purchase of shares.

## Item 6. Management's Discussion and Analysis or Plan of Operation.

### Overview

The Company designs and manufactures passive optical components, modules and test instruments for current and next-generation optical communications markets. The Company designs and manufactures a broad portfolio of technically advanced products that filter, split, combine, attenuate, and route light in optical networks. The Company also sells products used for testing optical devices and systems. The Company's products are based on its proprietary technologies, including thin-film coating, micro-optic design, optical element finishing, Micro Electro-Mechanical Systems ("MEMS"), advanced packaging and process automation. The Company was founded in 1986 and first became profitable in 1988. It remained profitable each fiscal year until the fiscal year ended March 31, 2002.

The Company operates from its owned 200,000 square feet facility in Richmond, California, which contains all of the Company's domestic manufacturing, research and development (R & D), sales and administration operations. The Company has overseas manufacturing operations at its 88,000 square foot facility in Kaohsiung, Taiwan. Although the Company owns a condominium interest in the building, it is located on a ground lease that extends through 2011. The ground lease may be renewed indefinitely, and there is no penalty for early cancellation, except for forfeiture of the owned facility.

The Company's communications products include Wavelength Division Multiplexers ("WDMs"), amplifier components, switches and attenuators, MEMS devices and modules. Its measurement products include variable attenuators, tunable filters, and test instruments for telecommunication applications. The Company markets and sells its products worldwide through its direct sales force, its subsidiary Global and through selected distributors.

The optical networking industry is rapidly changing and the volume and timing of orders are difficult to predict. Since the fourth quarter of 2000, the fiberoptics industry has gone through a significant period of consolidation following a dramatic curtailment of capital spending by most carriers faced with substantial excess bandwidth capacity and very high levels of corporate debt. The Company's customers are manufacturers of telecommunications equipment. The Company believes its customers generally view the purchase of the Company's products as a significant and strategic decision. As a result, customers typically commit substantial effort in evaluating the Company's technology, and testing and qualifying its products and manufacturing processes. This customer evaluation and qualification process frequently results in a lengthy initial sales cycle of nine months or longer.

The Company's cost of goods sold consists primarily of the cost of direct materials, labor and manufacturing overhead, scrap and rework associated with products sold, as well as production start up costs. As demand changes, the Company attempts to manage its manufacturing capacity to meet demand for existing and new products; however, certain portions of its costs are fixed and as volumes decrease, these expenses are difficult to reduce proportionately, if at all. The Company assesses its inventory position on a monthly and quarterly basis with its then current forecasts. During the fiscal year ended March 31, 2006, the Company wrote off approximately $0.3 million of obsolete inventory. During the fiscal year ended March 31, 2005, the Company wrote off approximately $1.3 million of obsolete inventory.

Research and development expenses consist primarily of salaries and related personnel expenses, fees paid to consultants and outside service providers, material and equipment costs, and other expenses related to the design, development, testing and enhancement of the Company's products. The Company expenses all of its research and development costs as incurred and does not capitalize any research and development expenditures except for equipment with a useful life longer than one year and useful for purposes other than the current research and development project. The Company believes that research and development is critical to strategic product development and expects to continue to devote significant resources to product research and development. The Company expects its research and development expenses to fluctuate both in absolute dollars and as a percentage of sales based on its perceived need for, and expected return from, its research and development efforts.

Selling, general and administrative expenses include salaries, benefits, commissions, product promotion and administrative expenses. The Company expects these expenses to continue to be substantial as the Company strives to sustain its market share in the fiberoptic component manufacturing business.

During the fiscal year ended March 31,2005, the Company consolidated its research and development projects to better align its business needs with existing operations and to provide a more efficient use of its facilities. As a result, certain research and development projects were discontinued and it was determined that related support equipment had no alternative use within the Company. Accordingly the equipment was either abandoned or scrapped, and a loss on the disposal of fixed assets of $1.9 million was recorded in the year ended March 31, 2005 in the consolidated statements of operations and comprehensive loss.

During the fiscal year ended March 31, 2006, the Company generated a gain on sale of land and fixed assets of $8.0 million. Of this gain, $7.1 million stemmed from the sale of a parcel of land with a net book value of $5.8 million and proceeds from the sale of $12.9 million. The remaining $0.9 gain stemmed from the sale of fixed assets with a net book value of less than $0.1.

Excess and idle equipment with a net book value of $796,000 had been written off in the year ended March 31, 2005.

Other income (expenses) consists primarily of interest income, offset by interest expense.

The Company maintains an Employee Stock Option Plan and an Employee Stock Purchase Plan as a means of motivating its employees to make a tangible contribution towards achieving its corporate objectives. In September 2002, DiCon suspended the sale of DiCon shares to employees under the Employee Stock Purchase Plan.

**Recent Accounting Pronouncements**

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 154 ("SFAS No. 154)"), "Accounting Changes and Error Corrections." This statement replaces Accounting Principles Board Opinion No. 20, "Accounting Changes" ("APB 20") and Statement of Financial Accounting Standards No. 3, "Reporting Accounting Changes in Interim Financial Statements-an amendment of APB Opinion No. 28" (SFAS No. 3) and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No.154 requires retrospective application to prior periods' financial statements of changes in accounting principle. Adoption of this statement is not expected to have a material impact on its financial position and results of operations.

In December 2004, the FASB issued ("SFAS No. 123(R)"), "Accounting for Stock-Based Compensation". SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. SFAS No. 123(R) focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro-forma disclosures of fair value were required. SFAS No. 123(R) shall be effective for nonpublic companies and small business issuers as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company has historically provided pro forma disclosures reflecting the effects of such compensation costs on its results of operations and financial condition. See Note 3, Stock-Based Compensation. The Company is still evaluating the impact of the adoption of this standard.

In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") No. 107, providing supplemental implementation guidance for SFAS 123(R). In April 2005, the Securities and Exchange Commission approved a rule that delayed the effective date for SFAS 123(R) to the first annual reporting period after December 15, 2005 for companies that file as small business issuers. The company is evaluating the requirements under SFAS 123(R) and SAB 107 and expects the adoption to have an adverse impact on the Company's statements of operations and net income or loss per share. SFAS 123(R) will be effective for the Company beginning with the first fiscal quarter beginning April 1, 2006.

**Results of Operations**

| Consolidated Statement of Operations: (in thousands and as a percentage of net sales) | Years Ended March 31, 2006 | | 2005 | |
|---|---|---|---|---|
| | $ (000's) | % | $ (000's) | % |
| Net sales | $ 19,426 | 100.0% | $ 24,183 | 100.0% |
| Cost of goods sold | 12,531 | 64.51% | 17,658 | 73.0% |
| Gross profit (loss) | 6,895 | 35.49% | 6,525 | 27.0% |
| Selling, general and administrative expenses | 4,876 | 25.10% | 6,333 | 26.2% |
| Research and development expenses | 4,569 | 23.52 % | 5,658 | 23.4% |
| Impairment of idle fixed assets | 841 | 4.33% | 796 | 3.3% |
| | 10,286 | 52.95% | 12,787 | 52.88% |
| Loss from operations | (3,391) | (17.46%) | (6,262) | (25.88%) |
| Gain (loss) on disposal of fixed assets | 7,992 | 41.14% | (1,935) | (8.01%) |
| Other expense | (103) | (.25%) | (791) | (3.21%) |
| Income (loss) before income taxes | 4,498 | 23.15% | (8,988) | (37.1%) |
| Income tax (expense) benefit | (191) | (0.98%) | (287) | (1.2%) |
| Net income (loss) | $ 4,307 | 22.17% | $(9,275) | (38.3%) |

**Financial Results**

*Net Sales*

Net sales decreased by 19.7% to $19.4 million for the fiscal year ended March 31, 2006 from $24.2 million for the fiscal year ended March 31, 2005. This decline reflected the overall decline in price as well as demand for the Company's fiberoptics components and test equipment by telecommunications equipment vendors as well as increased competition for the remaining business opportunities.

For the fiscal year ended March 31, 2006, the Company recorded no revenue from cancellations of prior purchase agreements with customers. For the fiscal year ended March 31, 2005, the Company recorded $0.3 million revenue from cancellations of prior purchase agreements with customers.

The fiberoptic communications industry is characterized by dynamic technological changes. Specific products may have a relatively short product life, even though basic product designs may have a substantial life. Generally, customers expect prices to decline steadily. During the current period of significant excess capacity, the pressure to reduce average selling prices may be even greater. The Company seeks to offset this trend through aggressive programs to improve manufacturing yields and cost reductions. There is no certainty that these programs will be successful to offset the pricing pressure from customers in the future.

Sales to different geographic areas may fluctuate from period to period depending on various factors such as new system development, purchase cycle and price. Net sales to customers in the United States accounted for $6.1 million and $11.2 million of total net sales, or 31% and 46%, for the years ended March 31, 2006 and 2005, respectively.

Despite the fact that the Company had over 200 customers in the year ended March 31, 2006, there are a limited number of very large customers that account for the majority of purchases in the industry worldwide. As of and for the years ended March 31, the Company experienced the following concentrations with sales and accounts receivables.

| | Years Ended March 31, 2006 | Years Ended March 31, 2005 |
|---|---|---|
| Percentage of revenue for 3 largest customers | 42.4% | 44.1% |
| No. of customers accounting for over 10% of net sales | 2 | 3 |
| No. of customers accounting for more than 10% of accounts receivable balance | 4 | 4 |

Sales to the Company's leading customers vary significantly from year to year and the Company does not have the ability to predict future sales to these customers.

*Cost of Goods Sold and Gross Margin*

Costs of goods sold declined 29.4% to $12.5 million in the year ended March 31, 2006 from $17.7 million in the year ended March 31, 2005. Gross margin as a percentage of net sales was 35.5% in year ended March 31, 2006, compared to 27.0% in the year ended March 31, 2005. The improvement in gross margin for the year ended March 31, 2006 was primarily a result of expense and cost reductions along with more efficient material management and production planning.

The Company wrote off approximately $0.3 million in inventory, or 1.6% of total net sales for the year ended March 31, 2006. For the year ended March 31, 2005, the Company wrote off approximately $1.3 million, or 5.4% of total net sales, of excess and obsolete inventory.

Gross margin can be affected by a number of factors, including product mix, customer mix, applications mix, product demand, pricing pressures, manufacturing constraints, higher costs resulting from new production facilities, and product yield. Considering these factors, gross margin fluctuations are difficult to predict and there can be no assurance that the Company will achieve or maintain gross margin percentages at historical levels in future periods.

Stock compensation expense, including the Company's stock compensation plans has been reflected in the below referenced line items of the consolidated statements of operations and comprehensive loss for the years ended March 31, 2006 and 2005 as follows:

| **(in thousands)** | Years Ended March 31, 2006 | Years Ended March 31, 2005 |
|---|---|---|
| Cost of goods sold | $ 44 | $ 44 |
| Selling, general and administrative expenses | 65 | 152 |
| Research and development expenses | 19 | 323 |
| | $ 128 | $ 519 |

Included in the amounts noted above is non-cash compensation expense totaling $128,000 and $442,000 for the years ended March 31, 2006 and 2005, respectively.

*Operating Expenses*

*Selling, general and administrative.*

Selling, general and administrative ("SG&A") expense was $4.9 million in the fiscal year ended March 31, 2006, compared to $6.3 million in the fiscal year ended March 31, 2005. The reduction is mainly due to lower depreciation charges resulting from the full amortization of certain fixed assets.

*Research and development.*

Research and development ("R&D") expense was $4.6 million in the fiscal year ended March 31, 2006, compared to $5.7 million in fiscal year ended March 31, 2005. The decrease in R&D spending reflects the cost reductions resulting from the elimination of certain product development programs and workforce reductions. Future expenditures are expected to fluctuate both in absolute dollars and as a percentage of revenue based on the need to invest in new research and development in order to remain competitive in this rapidly changing industry.

*Gain (loss) on disposal of fixed assets*

On December 15, 2005, the Company sold approximately eleven (11) acres of land ("Property") adjacent to the Company's facility in Richmond, California, to Pùlte Home Corporation The total purchase price for the Property was $12.93 million, which resulted in the removal of net book value of $4.1 million of land and $1.6 million of building and improvements from the Company's Consolidated Balance Sheets. This transaction resulted in a pre-tax gain on sale of approximately $7.2 million. Additionally, the company sold expensed or fully depreciated fixed assets for $0.8 million during the year resulting in a total gain on sale of approximately $8.0 million at the end of March 31, 2006. During the fiscal year 2005, the Company consolidated its R&D projects to better align its business needs with existing operations and to provide more efficient use of its facilities. As a result, certain R&D projects were discontinued and it was determined that related support equipment had no alternative use within the Company. Accordingly the equipment was either abandoned or scrapped, and a loss on the disposal of fixed assets of $1.9 million was recorded in the year ended March 31, 2005 in the consolidated statements of operations and comprehensive loss.

*Loss on write down of idle fixed assets*

The Company impaired its Taiwan building value by $0.9M based on market value in the year ended March 31, 2006. Excess and idle equipment with a net book value of $796,000 had been written off in the year ended March 31, 2005.

*Other (Expense) Income*

Other (expense) income was an income of $7.9 million in the fiscal year ended March 31, 2006 and an expense of $2.7 million in the fiscal year ended March 31, 2005 as follows:

| | Years Ended March 31, | |
|---|---|---|
| **(in thousands)** | **2006** | **2005** |
| Other (expense) income: | | |
| Realized gain on sales of marketable securities | $ 1 | $ 22 |
| Interest expense | (1,067) | (1,229) |
| Interest income | 666 | 363 |
| Loss on currency exchange | (222) | (226) |
| Gain (loss) on disposal of fixed assets | 7,992 | (1,935) |
| Gain on disposal of expensed items | 202 | 107 |
| Non-refundable extension payments | 300 | - |
| Other income (expense), net | 17 | 172 |
| | $ 7,889 | $ (2,726) |

Interest expense primarily represents the costs of borrowing by DiCon for its mortgage loan on the Richmond, California, facility and its equipment loan. In the fiscal year ended March 31, 2006, the Company sold certain expensed tools and equipment for total proceeds of $202,000. In the fiscal year ended March 31, 2005, the Company has accrued an interest payment of $45,000 for additional tax that may result from the examination of the Company's federal income tax returns for fiscal years ended in 2000 to 2003.

In the fiscal year ended March 31, 2006, the Company sold certain marketable equity securities for total proceeds of $1,000, resulting in a realized gain of $561,000. In the fiscal year ended March 31, 2005, the Company sold certain marketable equity securities for total proceeds of $900,000, resulting in a realized gain of $22,000.

*Income (Loss) Before Income Tax*

The Company reported a net income before income tax of $4.5 million for the year ended March 31, 2006 compared to a loss before income tax of 9.0 million in the prior year. The improvement in profit before income tax in the year ended March 31, 2006 is mainly due to the disposal of fixed assets.

*Income Tax (Expense) Benefit:*

The Company has substantial net operating loss carryforwards. The Company reported $191,000 and $287,000 corporate estimated minimum tax expense for the year ended March 31, 2006 and 2005. For the year ended March 31, 2006, the Company recorded a tax provision of $0.19 million related to the 90% alternative minimum tax limitation. Due to uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has recorded a valuation allowance against certain deferred tax assets at March 31, 2006. Management regularly evaluates the recoverability of the deferred tax asset and the level of the valuation allowance. At such time as it is determined that it is more likely than not that the deferred tax asset will be realizable, the valuation allowance will be reduced.

During the fiscal year ended March 31, 2005, the Company's federal income tax returns for fiscal years ended in 2000 to 2003 were being examined by the Internal Revenue Service. As a result of this review, certain tax credits previously claimed were considered to be excessive and therefore an additional tax assessment was required. In the fiscal year ended March 31, 2005, the Company paid $281,000 for the tax assessments that may result.

**Liquidity and Capital Resources**

As of March 31, 2006, the Company had cash and cash equivalents of $1.4 million. In addition, the Company has $19.8 million invested in certificates of deposit and other marketable securities that in conformity with the requirements of generally accepted accounting principles were classified as marketable securities.

The net cash provided by operating activities of $3.8 million for the year ended March 31, 2006 resulted from non-cash adjustments of ($2.3 million), to the net income of $4.3 million for the year ended March 31, 2006, a reduction of accounts receivable by $1.8 million and inventory by $1.4 million due to a decrease in sales. This cash flow is partially offset by an increase in accounts payable of $1.2 million and an increase in prepaid expense of $0.2 million.

The net cash provided by operating activities of $2.3 million for the year ended March 31, 2005 resulted from non-cash adjustments of $12.5 million to the net loss of $9.3 million for the year ended March 31, 2005, a reduction of prepaid expenses and other current assets of $0.3 million, and an increase in accounts payable and accrued liabilities of $0.5 million. This cash inflow is partially offset by an increase of inventories of $0.7 million and accounts receivables of $1.1 million due to an increase in sales.

The increase in cash flows from investing activities for the year ended March 31, 2006 was primarily due to an increase in net proceeds of $13.8 million from the sale and purchase of property and equipment partially offset by $5.2 million in net purchases of marketable securities.

The increase in cash flows from investing activities for the year ended March 31, 2005 was primarily due to an increase in net proceeds of $5.1 million from the sale and purchase of marketable securities partially offset by $0.1 million in purchases of property and equipment.

Cash used in financing activities increased to $12.8 million in the current fiscal year ended March 31, 2006 from $7.3 million in the current fiscal year ended March 31, 2005. This change is primarily attributable to the net increase of repayments of mortgages and other debt.

The Company financed, in part, a new corporate campus by obtaining a construction loan from a bank of $27.0 million on August 24, 2000. In November 2001, the same bank refinanced the outstanding balance of the construction loan with a mortgage loan maturing on November 20, 2004, with an amortization schedule based on a 25-year loan. Interest on the mortgage loan is accrued at a variable interest rate based on changes in the lender's prime rate as of the 20th of each month. Principal and interest are payable monthly. During the year ended March 31, 2002, the Chairman, President and Chief Executive Officer of the institution with which the Company maintains the mortgage loan was appointed to the Company's Board of Directors.

On June 28, 2004, the bank agreed to extend the maturity date of the mortgage loan to October 20, 2007, subject to additional terms and conditions requiring the Company to make additional principal repayments as follows: $1.5 million 10 days after the date of execution of the loan extension agreement; $1.0 million on October 1, 2004; and seven installments each in the amount of $0.5 million on the first day of each calendar quarter, commencing on January 1, 2005 and ending on July 1, 2006.

On April 10, 2006, the bank agreed to extend the final payment date of the mortgage loan from October 20, 2007, to October 20, 2017 and decrease the interest rate on the mortgage loan from the Index to the Index minus 1%.

The Company was in compliance with the additional principal repayments requirement as of March 31, 2006. During the year ended March 31, 2006, the Company voluntarily prepaid three additional $0.5 million equal installments that were originally due on January 1, 2006, April 1, 2006 and July 1, 2006 (see subsequent event on Note 18 of the consolidated financial statement). In addition, the Company voluntarily prepaid an additional $8.5 million principal of the mortgage loan during the year ended March 31, 2006. This included $5.5 million from the proceeds of land sale. The balance of the mortgage loan as of March 31, 2006 was $10.0 million with an interest rate of 7.5%.

In April 2001, the Company obtained an equipment loan from a bank in the amount of $7.3 million. The loan was secured by specific pieces of equipment. The loan was voluntarily prepaid in full on October 12, 2004.

Global maintains its line of credit of 80 million New Taiwan Dollars (or approximately $2.5 million as of March 31, 2006) from a Taiwan bank. The line of credit will mature on October 12, 2006. The interest rate is based on a rate set by the bank at the time funds are drawn. The amount drawn as of March 31, 2006 was 55.0 million New Taiwan Dollars (or approximately $1.7 million as of March 31, 2006) with an interest rate of 3.5%.

The following summarizes the Company's contractual commitments as of March 31, 2006:

| | 2007 | 2008 | 2009 | 2010 | 2011 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Line of Credit | $ 1,694 | - | - | - | - | - | $ 1,694 |
| Mortgage Loan | 625 | $ 682 | $ 731 | $ 783 | $ 839 | $ 6,297 | 9,957 |
| Operating Leases | 23 | 23 | 23 | 23 | 14 | - | 106 |
| Total | $ 2,342 | $ 705 | $ 754 | $ 806 | $ 853 | $ 6,297 | $ 11,757 |

The Company believes its current cash and cash equivalents and marketable securities will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months. There remains some possibility that the Company may need to raise additional capital. For instance, it might need additional capital in order to refinance the mortgage loan, finance unanticipated growth or to invest in new technology. There can be no certainty that the Company would be successful in raising the required capital or in raising capital at acceptable rates.

**Interest Rate Sensitivity and Market Risk**

The Company maintains its cash and cash equivalents primarily in money market funds or other short-term investments. The Company does not have any derivative financial instruments as of March 31, 2006. Accordingly, it does not believe that its investments have material exposure to interest rate risk.

Because its loans are variable rate, the Company is subject to interest rate risk for these liabilities. A 1% change in the prime rate would result in a change in interest expense of approximately $0.1 million per year at the maximum level of loan commitments the Company has secured.

The book value of the Company's debt approximates fair value due to the short-term maturities and/or variable interest rates of the debt.

**Market Risk**

As of March 31, 2006, the Company had marketable equity securities in the form of a money market fund with an original cost of approximately $1.0 million that had an unrealized gain of $328. The Company has limited investments in marketable equity securities. As of March 31, 2005, the Company had investments in marketable equity securities that consisted of Certificates of Deposits.

The Company invests its funds in excess of short-term working capital in certificates of deposit and investment funds. These investments are placed in different financial institutions to minimize market risk. Some of these investments are subject to market risks as interest rates change.

**Exchange Rate Sensitivity**

The Company's international business is subject to normal international business risks including, but not limited to, different economic conditions, changes in political climate, different tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, the Company's future results could be materially adversely affected by changes in these or other factors.

The Company generates a portion of its sales from sales to customers located outside the United States and from sales by its foreign subsidiary in Asia. International sales are typically denominated in U.S. dollars.

The Company's foreign subsidiary incurs most of its expenses in New Taiwan Dollars, and therefore it uses New Taiwan Dollars as its functional currency. Accordingly, the Company has material exposure to foreign currency fluctuations between the U.S. Dollar and the New Taiwan Dollar for (1) sales to its subsidiary, (2) purchases from its subsidiary, and (3) revaluation of monetary assets held by its subsidiary. The Company did not use derivatives for trading purposes for the fiscal years ended March 31, 2006 and 2005. The accumulated currency translation losses included in the consolidated balance sheets that resulted from the translation of the financial position of Global were $0.5 million as of March 31, 2006 and 2005.

The Company considers its investment in its Taiwanese subsidiary to be essentially permanent in duration. At March 21, 2006, the undistributed foreign earnings amounted to approximately $4.8 million. There is no intention to distribute these earnings to DiCon. If at some future date all or a portion of these foreign earnings are distributed as dividends to DiCon, substantial additional taxes would be due.

**Item 7. Financial Statements.**

## Index to Financial Statements

Financial Statements:



All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Dicon Fiberoptics, Inc.

We have audited the accompanying consolidated balance sheets of Dicon Fiberoptics, Inc. and its subsidiary as of March 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows for the years then ended. Our audit also included the financial statement schedule listed at Item 7. These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits. We did not audit the financial statements of Global Fiberoptics, Inc., a wholly-owned subsidiary, which statements reflect total assets and revenues constituting 29 percent and 1 percent, respectively, of the related consolidated totals for the years ended March 31, 2006 and 2005, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Global Fiberoptics, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits, and the report of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dicon Fiberoptics, Inc. and its subsidiary as of March 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Burr, Pilger & Mayer LLP
San Francisco, California
May 15, 2006

## REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors of Dicon Fiberoptics, Inc.

We have audited the accompanying balance sheets of Global Fiberoptics, Inc. as of March 31, 2006 and 2005, and the related statements of operations, of shareholders' equity, and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Fiberoptics, Inc. as of March 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/PricewaterhouseCoopers

Kaohsiung, Taiwan
April 17, 2006

# DiCon Fiberoptics, Inc. and Subsidiary

**Consolidated Balance Sheets**
**(in thousands)**

| | March 31, 2006 | March 31, 2005 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 1,411 | $ 1,784 |
| Marketable securities | 19,785 | 14,677 |
| Accounts receivable, net of allowance of $56 and $180, respectively | 2,379 | 4,104 |
| Inventories | 2,246 | 3,998 |
| Interest receivables and prepaid expenses | 423 | 232 |
| Total current assets | 26,244 | 24,795 |
| Property, plant and equipment, net | 37,225 | 48,465 |
| Other assets | 12 | 41 |
| Total assets | $ 63,481 | $ 73,301 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 1,569 | $3,110 |
| Advances received from customers | 3,663 | 3,594 |
| Mortgage and other debt | 2,319 | 2,685 |
| Total current liabilities | 7,551 | 9,389 |
| Mortgage and other debt, net of current portion | 9,332 | 19,528 |
| Total liabilities | 16,883 | 28,917 |
| Commitments and contingencies (Note 17) | | |
| Shareholders' equity: | | |
| Common stock: no par value; 200,000 shares authorized; 111,914 and 111,950 shares issued and outstanding at March 31, 2006 and 2005, respectively | 22,204 | 22,238 |
| Additional paid-in capital | 13,265 | 13,285 |
| Deferred compensation | (28) | (176) |
| Retained earnings | 11,607 | 9,537 |
| Accumulated other comprehensive loss | (450) | (500) |
| Total shareholders' equity | 46,598 | 44,384 |
| Total liabilities and shareholders' equity | $ 63,481 | $ 73,301 |

The accompanying notes are an integral part of these consolidated financial statements.

# DiCon Fiberoptics, Inc. and Subsidiary
## Consolidated Statements of Operations and Comprehensive Income (Loss)
**(in thousands, except per share data)**

| | Years Ended March 31, 2006 | 2005 |
|---|---|---|
| Net sales | $ 19,426 | $ 24,183 |
| Cost of goods sold | 12,531 | 17,658 |
| Gross profit | 6,895 | 6,525 |
| Selling, general and administrative expenses | 4,876 | 6,333 |
| Research and development expenses | 4,569 | 5,658 |
| Impairment of idle fixed assets | 841 | 796 |
| | 10,286 | 12,787 |
| Loss from operations | (3,391) | (6,262) |
| Other (expense) income: | | |
| Realized gains on sales of marketable securities | 1 | 22 |
| Gain (loss) on disposal of fixed assets | 7,992 | (1,935) |
| Interest expense | (1,067) | (1,229) |
| Interest income | 666 | 363 |
| Other income, net | 297 | 53 |
| Income (loss) before income taxes | 4,498 | (8,988) |
| Income tax expense | (191) | (287) |
| Net income (loss) | $ 4,307 | $ (9,275) |
| Other comprehensive income (loss): | | |
| Foreign currency translation adjustment | 50 | 606 |
| Unrealized holding (losses) gains on marketable securities arising during the period, net of realized (losses) gains included in net income (loss) | - | (17) |
| Comprehensive income (loss) | $ 4,357 | $ (8,686) |
| Net income (loss) per share – basic | $ 0.04 | $ (0.08) |
| Net income (loss) per share – diluted | $ 0.04 | $ (0.08) |
| Average shares used in computing net income (loss) per share – basic | 111,933 | 111,972 |
| Average shares used in computing net income (loss) per share – diluted | 111,994 | 111,972 |

The accompanying notes are an integral part of these consolidated financial statements.

# DiCon Fiberoptics, Inc. and Subsidiary
## Consolidated Statements of Changes in Shareholders' Equity
**(in thousands)**

| | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Deferred Compensation | Retained Earnings | Accumulated Other Comprehensive Loss | Total |
|---|---|---|---|---|---|---|---|
| Balance, March 31, 2004 | 111,992 | 22,279 | 13,217 | (550) | 18,812 | (1,089) | 52,669 |
| Repurchases of common stock pursuant to stock option and stock purchase plans | (42) | (41) | - | - | - | - | (41) |
| Issuance of stock options | - | - | 68 | (68) | - | - | - |
| Amortization of deferred compensation | - | - | - | 442 | - | - | 442 |
| Unrealized gain (loss) on securities available for sale, net of realized gains(losses) included in net loss | - | - | - | - | - | (17) | (17) |
| Foreign currency translation adjustment | - | - | - | - | - | 606 | 606 |
| Net loss | - | - | - | - | (9,275) | - | (9,275) |
| Balance, March 31, 2005 | 111,950 | $22,238 | $13,285 | $(176) | $9,537 | $(500) | $44,384 |
| Repurchases of common stock pursuant to stock option and stock purchase plans | (36) | (34) | - | - | - | - | (34) |
| Reversal of deferred compensation due to employee terminations prior to vesting | - | - | (20) | 20 | - | - | - |
| Amortization of deferred compensation | - | - | - | 128 | - | - | 128 |
| Foreign currency translation adjustment | - | - | - | - | - | 50 | 50 |
| Dividend paid | - | - | - | - | (2,237) | - | (2,237) |
| Net income | - | - | - | - | 4,307 | - | 4,307 |
| Balance, March 31, 2006 | 111,914 | $22,204 | $13,265 | $(28) | $11,607 | $(450) | $46,598 |

The accompanying notes are an integral part of these consolidated financial statements.

# DiCon Fiberoptics, Inc. and Subsidiary

**Consolidated Statements of Cash Flows**
**(in thousands)**

| | Years Ended March 31, 2006 | 2005 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | $ 4,307 | $ (9,275) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Depreciation | 4,498 | 8,090 |
| Write down excess and obsolete inventories | 306 | 1,278 |
| Impairment of idle fixed assets | 841 | 796 |
| Provision for bad debt and change allowance for doubtful accounts | (124) | 102 |
| Gain (loss) on disposal of fixed assets | (7,992) | 1,935 |
| Provision for estimated losses due to vacated properties, net of sublease income | - | (120) |
| Realized (gain) loss on available-for-sale marketable securities | (1) | (22) |
| Stock compensation expense | 128 | 442 |
| Changes in assets and liabilities: | | |
| Accounts receivable | 1,849 | (1,051) |
| Inventories | 1,377 | (654) |
| Prepaid expenses and other current assets | (192) | 290 |
| Income tax receivable | - | 16 |
| Other assets | 1 | 22 |
| Accounts payable and accrued liabilities | (1,157) | 522 |
| Deferred compensation payable | - | (120) |
| Net cash provided by operating activities | 3,841 | 2,251 |
| **Cash flows from investing activities:** | | |
| Purchases of marketable securities | (21,546) | (14,752) |
| Sales of marketable securities | 16,436 | 20,333 |
| Sales of property, plant and equipment | 13,821 | 47 |
| Purchases of property and equipment | (118) | (218) |
| Net cash provided by investing activities | 8,593 | 5,410 |
| **Cash flows from financing activities:** | | |
| Borrowings under mortgage and other debt | 3,028 | 3,387 |
| Repayment of mortgage and other debt | (13,553) | (10,600) |
| Repurchase of common stock | (34) | (41) |
| Dividend paid | (2,237) | |
| Net cash used in financing activities | (12,796) | (7,254) |
| Effect of exchange rate changes on cash and cash equivalents | (11) | 18 |
| Net change in cash and cash equivalents | (373 | 425 |
| Cash and cash equivalents, beginning of year | 1,784 | 1,359 |
| Cash and cash equivalents, end of year | $ 1,411 | $ 1,784 |
| **Supplemental disclosures of cash flow information:** | | |
| Cash paid for interest | $ 1,123 | $ 1,167 |
| Cash paid for income taxes | $ 191 | $ 282 |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. Nature of Operations

The business of DiCon Fiberoptics, Inc. and Subsidiary (the "Company") is developing, manufacturing and marketing optical components, modules, and test instruments for optical communications markets. DiCon Fiberoptics, Inc. ("DiCon"), is incorporated in California. The Company has a domestic manufacturing facility and headquarters in California. The Company, through Global Fiberoptics Inc. ("Global"), its wholly owned Taiwanese subsidiary, formed in December 1999, also operates a manufacturing and sales facility in Kaohsiung, Taiwan, and conducts manufacturing and Asian marketing, and sales activities there.

## 2. Summary of Significant Accounting Policies

### Principles of consolidation

The accompanying consolidated financial statements include the accounts of DiCon and Global, which is more than 99 percent owned and controlled by DiCon. All significant intercompany balances and transactions have been eliminated in consolidation.

### Risks and uncertainties

The optical communications markets have experienced a severe downturn, resulting in a significant decline in the demand for the optical components supplied by the Company and its competitors. A prolonged downturn in the optical communication markets, failure by the Company to anticipate or respond to technological developments in its industry, changes in customer or supplier requirements, changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of products, could have a material adverse effect on the Company's financial condition, operating results or cash flows.

### Use of estimates

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and judgments that affect the reported amounts of assets and liabilities, net sales and expenses, and the related disclosures. Estimates are based on historical experience, knowledge of economic and market factors and various other assumptions that the Company believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

### Translation adjustment

The functional currency for the Company's operations in Taiwan is the New Taiwan dollar. For those operations, assets and liabilities are translated into United States dollars using period-end exchange rates. The income and expense accounts are translated at average monthly exchange rates. Net changes resulting from such translations are recorded as a component of other comprehensive income (loss). Net changes from intercompany foreign currency transactions of a long-term investment nature are also recorded as a component of other comprehensive income (loss).

### Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase and all money market funds with a nominally stable value per share to be cash equivalents. These investments are recorded at cost.

**(in thousands)**

**Marketable securities**

The Company invests cash in excess of operating requirements in certificates of deposit of longer maturities, marketable equity securities and investment funds. These marketable equity securities and investment funds are purchased and held primarily for the purpose of selling them in the short-term and are therefore classified as available-for-sale securities. The securities are recorded at fair value. Unrealized gains or losses on securities held during the period are recorded as a component of other comprehensive income (loss). Realized gains or losses are included in other income or expense. Certificates of deposit are normally held until maturity and are recorded at cost.

**Other long-term investments**

Long-term investments are accounted for at historical cost and are subject to a periodic impairment review; however, for non-marketable equity securities classified under the other long-term investments of the Company, the impairment analysis requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the fair value of the investment. The indicators the Company uses to identify those events and circumstances include the investment's revenue and earnings trends relative to predefined milestones and overall business prospects; the technological feasibility of the investment's products and technologies; the general market conditions in the investment's industry; and the investment's liquidity, debt ratios and the rate at which the investment is using cash. Investments identified as having an indicator of impairment are subject to further analysis to determine if the investment is other than temporarily impaired, in which case the investment is written down to its impaired value. When an investment is not considered viable from a financial or technological point of view, the entire investment is written down, since the estimated fair market value is considered to be nominal. Impairment of non-marketable equity securities is recorded in impairment of other long-term investments in the consolidated statements of operations and comprehensive loss.

**Concentration of credit risk**

Financial instruments that potentially subject the Company to concentrations of credit risk comprise cash and cash equivalents, marketable securities and trade accounts receivable. Cash and cash equivalents, primarily composed of investments in money market funds, are maintained with high quality financial institutions and the composition and maturities are regularly monitored by management. The Company's cash and cash equivalents are maintained at multiple financial institutions.

Despite the fact that the Company had over 200 customers in the year ended March 31, 2006, there are a limited number of very large customers that account for the majority of purchases in the industry worldwide. The Company performs ongoing credit evaluations on these customers. Allowances for doubtful accounts for estimated losses are maintained resulting from the inability or unwillingness of customers to make required payments.

As of and for the years ended March 31, 2006 and 2005, the Company experienced the following concentrations associated with sales and accounts receivable:

| | Years Ended March 31, | |
|---|---|---|
| | 2006 | 2005 |
| Percentage of revenue for 3 largest customers | 42.4% | 44.1% |
| No. of customers accounting for over 10% of net sales | 2 | 3 |
| No. of customers accounting for more than 10% of accounts receivables balance | 4 | 4 |

**Fair value of financial instruments**

The Company has determined that the amounts reported for cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable and accrued liabilities, mortgage and other debt approximate fair value because of their short maturities and/or variable interest rates. Marketable securities are reported at their fair market value based on quoted market prices.

**Inventories**

Inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) method. Cost is determined using standard cost, which approximates actual cost. The inventory of the Company is subject to rapid technological changes and obsolescence that could have an adverse affect on its utilization in future periods. Accordingly, the Company writes down excess and obsolete inventory based on the Company's estimates of inventory to be sold or consumed.

**Property, plant and equipment**

Property, plant and equipment are recorded at cost. Depreciation is provided using the double-declining-balance method for assets acquired prior to March 31, 2000 and the straight-line method for assets acquired thereafter. The estimated useful lives of various assets are summarized as follows:

| | |
|---|---|
| Machinery, equipment and fixtures | 5 to 10 years |
| Building and leasehold improvements | 39 years or the shorter of the life of the improvement or term of the lease |

The Company evaluates the recoverability of the net carrying value of its property, plant and equipment whenever events or changes in circumstances indicate impairment may exist, by comparing the carrying values to the estimated future undiscounted cash flows. A deficiency in these cash flows relative to the carrying amounts is an indication of the need for a write-down due to impairment. The impairment write-down would then be the difference between the carrying amounts and the fair value of these assets. A loss on impairment would be recognized by a charge to earnings.

**Deferred taxes**

Deferred income tax assets and liabilities represent the expected future tax consequences attributable to temporary differences between corresponding amounts stated on the consolidated balance sheets and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Valuation allowances are recognized as necessary to reduce the deferred tax assets to the amount that is more likely than not to be realized. As of March 31, 2006 and 2005, the Company's effective tax rate differs from the Federal statutory rate primarily due to the establishment of the valuation allowance against the deferred taxes.

**Revenue recognition**

The Company derives its revenue from the sale of fiberoptic networking components. Revenue from product sales is recognized upon shipment of the product, provided that persuasive evidence of an arrangement exists, delivery has occurred and no significant obligations remain, the fee is fixed or determinable and collectibility is reasonably assured. Sales to distributors do not include the right to return or exchange products or price protection. Provisions for returns and allowances are recorded at the time revenue is recognized based on the Company's historical experience. The Company provides for the estimated cost to repair products under warranty at the time of sale (see Note 17).

**(in thousands)**

**Research and development costs**

Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities. The Company expenses all research and development related expenses in the period in which such expenses are incurred.

**Segment information**

The Company operates in one segment - the development, manufacturing and marketing of fiberoptic components and measurement equipment for the optical communications market.

**Derivative financial instruments and hedging activities**

Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities" requires companies to value derivative financial instruments, including those used for hedging foreign currency exposures, at current market value, with the impact of any change in market value charged against earnings in the corresponding period or as a component of other comprehensive income (loss), depending on the type of hedging relationships that exists.

The Company manufactures products in the United States and in Taiwan, and all sales through March 31, 2006 to customers have been made in U.S. Dollars. Transactions between the Company's Taiwan subsidiary, Global, and its U.S. operations are denominated in U.S. Dollars. The functional currency of its Taiwan subsidiary is the New Taiwan Dollar. As a result, the Company has material exposure to foreign currency fluctuations between the U.S. Dollar and the New Taiwan Dollar for (1) sales to its subsidiary, (2) purchases from its subsidiary, and (3) revaluation of monetary assets held by its subsidiary. In addition, a portion of the Company's international revenues and expenses may be denominated in other foreign currencies in the future. In order to mitigate the Company's exposure to foreign currency exchange risks, the Company has entered into a number of foreign currency forward contracts and options in the fiscal year ended March 31, 2003. Gains or losses on these contracts are recognized as other income (expense) and have not been significant. The Company did not use derivatives for trading purposes for the fiscal years ended March 31, 2006 and 2005.

**Reclassification**

Certain prior year balances have been reclassified to conform to current year presentation. These reclassifications had no impact on previously reported total assets, shareholders' equity or net loss.

**3. Stock-based compensation**

The Company accounts for stock-based compensation issued to employees using the intrinsic value method of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, presents disclosure of pro forma information required under Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." Stock and other equity instruments issued to non-employees are accounted for in accordance with SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services," and recorded at their fair value. Expense associated with stock-based compensation is amortized on a straight line basis over the vesting period of the individual award.

**(in thousands, except per share data )**

The fair value of each grant was estimated using the minimum value method, in accordance with SFAS No. 123, with the following assumptions for the fiscal years ended March 31:

| | Years Ended March 31, 2006 | 2005 |
|---|---|---|
| Expected life (in years) | 5 | 5 |
| Risk-free interest rate | 4.14%-4.69% | 2.20%-3.74% |
| Volatility | 0.00% | 0.00% |
| Dividend yield | 0.00% | 0.00% |
| Estimated weighted average fair value of options at the date of grant | $ 0.22 | $ 0.22 |

Had compensation cost for the Company's stock option plans been determined based on the fair value of such awards at the grant dates as prescribed by SFAS No. 123, stock-based compensation costs would have impacted net loss and loss per common share for the fiscal years ended March 31, as follows:

| | Years Ended March 31, 2006 | 2005 |
|---|---|---|
| Net income (loss), as reported | $ 4,307 | $ (9,275) |
| Add: Stock-based employee compensation expense included in reported net loss, net of tax | 128 | 442 |
| Deduct: Compensation expense based on fair value method, net of tax | (334) | (536) |
| Pro forma net income (loss) | $ 4,101 | $ (9,369) |
| Income (loss) per share: | | |
| Basic - as reported | $ 0.04 | $ (0.08) |
| Diluted - as reported | $ 0.04 | $ (0.08) |
| Basic - pro forma | $ 0.04 | $ (0.08) |
| Diluted - pro forma | $ 0.04 | $ (0.08) |
| Weighted average shares outstanding: | | |
| Basic | 111,933 | 111,972 |
| Diluted | 111,995 | 111,972 |

No tax effects were included in the determination of pro forma net income (loss) because the deferred tax asset resulting from stock-based employee compensation would be offset by an additional valuation allowance for deferred tax assets.

**(in thousands )**

**4. Recent accounting pronouncements**

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 154 ("SFAS No. 154)"), "Accounting Changes and Error Corrections." This statement replaces Accounting Principles Board Opinion No. 20, "Accounting Changes" ("APB 20") and Statement of Financial Accounting Standards No. 3, "Reporting Accounting Changes in Interim Financial Statements-an amendment of APB Opinion No. 28" (SFAS No. 3) and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No.154 requires retrospective application to prior periods' financial statements of changes in accounting principle. Adoption of this statement is not expected to have a material impact on its financial position and results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R) ("SFAS No. 123(R)"), "Accounting for Stock-Based Compensation". SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS No. 123(R), only certain pro-forma disclosures of fair value were required. SFAS No. 123(R) shall be effective for nonpublic companies and small business issuers as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company has historically provided pro forma disclosures reflecting the effects of such compensation costs on its results of operations and financial condition. See Note 3, Stock-Based Compensation. The Company is still evaluating the impact of the adoption of this standard.

In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107, providing supplemental implementation guidance for SFAS 123(R). In April 2005, the SEC approved a rule that delayed the effective date for SFAS 123(R) to the first annual reporting period after December 15, 2005 for companies that file as small business issuers. The company is evaluating the requirements under SFAS 123(R) and SAB 107 and expects the adoption to have an adverse impact on the Company's statements of operations and net income or loss per share. SFAS 123(R) will be effective for the Company beginning with the first fiscal quarter beginning April 1, 2006.

**5. Net income (loss) per share**

Basic net income (loss) per share is computed by dividing the net income (loss) (numerator) by the weighted average number of common shares outstanding (denominator) during the periods, excluding the dilutive effect of stock options. Diluted net income (loss) per share gives effect to all potentially dilutive common stock equivalents outstanding during the period. In computing diluted net income (loss) per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from the proceeds of stock option exercises.

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented below:

(in thousands, except per share data)

| | Years Ended March 31, 2006 | 2005 |
|---|---|---|
| Numerator: | | |
| Net income (loss) | $ 4,307 | $ (9,275) |
| Denominator: | | |
| Basic weighted average shares | 111,933 | 111,972 |
| Effect of dilutive stock options | 62 | - |
| Diluted weighted average shares | 111,995 | 111,972 |
| Net income (loss) per share: | | |
| Basic | $ 0.04 | $ (0.08) |
| Diluted | $ 0.04 | $ (0.08) |

As a result of the net loss incurred by the Company for the year ended March 31, 2005, weighted average options to purchase 4,583 shares of common stock were anti-dilutive and excluded from the net loss per share calculations.

Options to purchase 3,802 and 4,332 shares of common stock were outstanding at March 31, 2006 and 2005, respectively.

## 6. Liquidity

As of March 31, 2006, the Company had cash and cash equivalents of $1.4 million. In addition, in conformity with the requirements of generally accepted accounting principles, $19.8 million was invested in certificates of deposit and other marketable securities that were classified as marketable securities. The Company invests cash in excess of short-term needs in these investments to attempt to improve yields on its total investment portfolio.

The Company believes its current cash and cash equivalents and marketable securities will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next 12 months. There remains some possibility that DiCon may need to raise additional capital. For instance, it might need additional capital in order to refinance its loans, finance unanticipated growth or to invest in new technology. There can be no certainty that the Company would be successful in raising the required capital or in raising capital at acceptable rates.

## 7. Marketable Securities

The value of the Company's investments by major security type is as follows:

| | Cost | Unrealized Gains | Unrealized Losses | Aggregate Fair Value |
|---|---|---|---|---|
| **March 31, 2006** | | | | |
| Foreign Mutual Fund | $ 1,001 | $ 1 | - | $ 1,002 |
| Certificate of Deposit | 18,783 | - | - | 18,783 |
| Total | $ 19,784 | $ 1 | | $ 19,785 |
| **March 31, 2005** | | | | |
| Certificate of Deposit | $ 14,677 | - | - | $ 14,677 |

Marketable securities include certificates of deposit with original maturities of greater than 90 days.

**(in thousands )**

## 8. Inventories

Inventories consist of the following as of March 31, 2006 and 2005:

| | March 31, 2006 | March 31, 2005 |
|---|---|---|
| Raw materials | $ 634 | $ 1,177 |
| Work-in-process | 1,612 | 2,821 |
| Total | $ 2,246 | $ 3,998 |

For the year ended March 31, 2006, the Company wrote off $0.3 million of excess and obsolete inventory. For the year ended March 31, 2005, the Company wrote off approximately $1.3 million of obsolete inventory.

## 9. Investments in non-marketable equity securities

Global has invested $0.5 million for a 5.45% minority interest in a private company in Taiwan engaged in the optical coating business. This investment is held for investment purposes and is accounted for on the cost basis of accounting. The investment value was fully impaired during the year ended March 31, 2004.

## 10. Property, Plant and Equipment, net

Property, plant and equipment consist of the following as of March 31, 2006 and 2005:

| | March 31, 2006 | March 31, 2005 |
|---|---|---|
| Land | $ 5,944 | $ 10,000 |
| Building and leasehold improvements | 33,281 | 36,281 |
| Machinery, equipment and fixtures | 39,295 | 41,571 |
| Property, plant and equipment | 78,520 | 87,853 |
| Less: Accumulated depreciation | (41,295) | (39,388) |
| Property, plant and equipment, net | $ 37,225 | $ 48,465 |

Depreciation expense was $4,498 and $8,090 for the years ended March 31, 2006 and 2005 respectively.

The Company impaired the value of its Taiwan building by $841 based on market value in the year ended March 31, 2006. During the year ended March 31, 2005, the Company consolidated its research & development ("R&D") projects to better align its business needs with existing operations and to provide more efficient use of its facilities. As a result, certain R&D projects were discontinued and it was determined that related support equipment had no alternative use within the Company. Accordingly the equipment was either abandoned or scrapped. The loss on the disposal of fixed assets was $1,935 for the year ended March 31, 2005. In addition the Company wrote off excess and idle equipment with a net book value of $796 in the year ended March 31, 2005.

During the fiscal year ended March 31, 2006, the Company generated a gain on sale of land and fixed assets of $8.0 million. Of his gain, $7.1 million stemmed from the sale of a parcel of land with a net book value of $5.8 million and proceeds from the sale of $12.9 million. The remaining $0.9 gain stemmed from the sale of fixed assets with a net book value of less than $0.1.

**(in thousands )**

## 11. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following as of March 31, 2006 and 2005:

| | March 31, 2006 | | March 31, 2005 | |
|---|---|---|---|---|
| Accounts payable | $ | 428 | $ | 1,186 |
| Accrued payroll | | 527 | | 723 |
| Temporary receipts | | 2 | | 510 |
| Accrued liabilities | | 612 | | 691 |
| | $ | 1,569 | $ | 3,110 |

## 12. Mortgage and Other Debt

The Company financed, in part, a new corporate campus by obtaining a construction loan from a bank of $27.0 million on August 24, 2000. In November 2001, the same bank refinanced the outstanding balance of the construction loan with a mortgage loan maturing on November 20, 2004, with an amortization schedule based on a 25-year loan. Interest on the mortgage loan is accrued at a variable interest rate based on changes in the lender's prime rate as of the 20th of each month. Principal and interest are payable monthly. During the year ended March 31, 2002, the Chairman, President and Chief Executive Officer of the institution with which the Company maintains the mortgage loan was appointed to the Company's Board of Directors.

On June 28, 2004, the bank agreed to extend the maturity date of the mortgage loan to October 20, 2007, subject to additional terms and conditions requiring the Company to make additional principal repayments as follows: $1.5 million 10 days after the date of execution of the loan extension agreement; $1.0 million on October 1, 2004; and seven installments each in the amount of $0.5 million on the first day of each calendar quarter, commencing on January 1, 2005 and ending on July 1, 2006.

The Company was in compliance with the additional principal repayments requirement as of March 31, 2006. During the year ended March 31, 2006, the Company voluntarily prepaid three additional $0.5 million equal installments that were originally due on January 1, 2006, April 1, 2006 and July 1, 2006 (see Note 18 ). In addition, the Company voluntarily prepaid an additional $8.5 million principal of the mortgage loan during the year ended March 31, 2006. This included $5.5 million from the proceeds of land sale. The balance of the mortgage loan as of March 31, 2006 was $10.0 million with an interest rate of 7.5%.

In April 2001, the Company obtained an equipment loan from a bank in the amount of $7.3 million. The loan was secured by specific pieces of equipment. The loan was voluntarily prepaid in full on October 12, 2004.

Global maintains its line of credit of 80 million New Taiwan Dollars (or approximately $2.5 million as of March 31, 2006) from a Taiwan bank. The line of credit will mature on October 12, 2006. The interest rate is based on a rate set by the bank at the time funds are drawn. The amount drawn as of March 31, 2006 was 55.0 million New Taiwan Dollars (or approximately $1.7 million as of March 31, 2006) with an interest rate of 3.5%.

The bank line of credit to Global from the Taiwan bank is personally guaranteed by Dr. Lee and corporately guaranteed by DiCon. Neither guarantor receives any fee or other compensation for issuing its guarantee.

Dr. Ho-Shang Lee, President and Chief Executive Officer of DiCon, has personally indemnified Cathay Bank against any loss, expense or damage suffered by Cathay Bank resulting from Cathay Bank's reliance upon certain representations and warranties provided by DiCon under the mortgage loan. Dr. Lee does not receive any fee or other compensation for issuing this indemnity.

(in thousands)

The maturities of mortgage and other debt outstanding as of March 31, 2006 are summarized as follows:

| Year Ending March 31, | Line of Credit | Mortgage Loan | Total |
|---|---|---|---|
| 2007 | $ 1,694 | $ 625 | $ 2,319 |
| 2008 | - | 682 | 682 |
| 2009 | - | 731 | 731 |
| 2010 | - | 783 | 783 |
| 2011 | - | 839 | 839 |
| Thereafter | - | 6,297 | 6,297 |
| Total | $ 1,694 | $ 9,957 | $ 11,651 |

**13. Stock Plans and Deferred Compensation Liability**

As an incentive for employees to assist in growing the Company, prior to March 31, 2001 the Company maintained a phantom stock plan (the "Phantom Stock Plan") under which it granted eligible employees phantom stock units that entitled the employees to participate in the current and future value of the Company. In addition, the Company made contingent commitments to eligible employees to grant stock units in the future (the "Contingently Promised Stock Units"). The shares under the plan were valued semiannually, typically in May and December. These stock units vested 50 percent upon receipt and 50 percent on the first anniversary of the grant date and had an exercise price of zero. During the service period of one-year following the date of the grant, the vested units could be redeemed for cash on a net basis by forfeiting additional units equal to the number of units redeemed. Thereafter, a maximum of 60 percent of the units could be redeemed while the holder was still an employee of the Company. The Company recorded a liability for the value of the unredeemed vested shares at the current value as of the financial statement date.

On March 31, 2001, the Company offered its employees two new equity incentive plans, an Employee Stock Option Plan (the "Option Plan") and an Employee Stock Purchase Plan (the "Purchase Plan"). Grants under the Phantom Stock Plan have been discontinued. Under both the Option Plan and the Purchase Plan, the exercise or purchase price is not to be less than 85 percent of the fair value of Company's common stock at the time of grant under the Option Plan or purchase under the Purchase Plan. New options granted under the Option Plan generally vest over five years and expire after ten years.

Under the terms of the Option Plan, employees who were participants in the Phantom Stock Plan could convert their awarded phantom stock units and their Contingently Promised Stock Units into (1) options with an exercise price of $4.11 per share and cash payments of $4.11 per share (paid over four years); (2) additional options with an exercise price of $4.11 per share; or (3) a combination of both (1) and (2). The cash payments and the options that were converted from vested stock units vested immediately. The cash payments and the options that were converted from Contingently Promised Units were vested in accordance with the original vesting schedule, but not less than 20 percent per year. At March 31, 2001, all phantom stock units for current employees under the Phantom Stock Plan were converted to options or options and cash payments pursuant to one of the alternatives noted above.

The Company did not declare a regular dividend on its common stock during the fiscal years ended March 31, 2006, or 2005, or in any subsequent period for which financial information is required, except that on January 6, 2006, the Company declared a special dividend of $0.02 per share of common stock to shareholders of record as of January 6, 2006, payable on or before January 31, 2006.

**(in thousands)**

Cash payments related to the conversion were payables in four annual installments beginning on March 31, 2002. As of March 31, 2001, the Company anticipated making four annual payments of $5,930 each commencing March 31, 2002 for those employees whom elected to receive a cash payout in lieu of additional options. The present value of the cash payments related to the conversion of vested phantom stock units of $15,131 was recorded as a liability as of March 31, 2001. The cash payments related to the conversion of the Contingently Promised Units were subject to continuing employment and, accordingly, the related expense and liability were accrued as earned by the employees. The first annual installment of $5,812 to those employees electing to receive cash in lieu of additional options was paid on March 28, 2002.

As of December 31, 2002, the total remaining undiscounted future payments related to the conversion of the Company's Phantom Stock Plan to its Option Plan totaled $7,645, payable in three equal annual installments beginning March 31, 2003. In order to reduce this liability, the Company offered the participants an opportunity to receive an early payment in January 2003. As a result, under the terms of the early payment program, the Company paid $1,979 on January 10, 2003 and reduced the future liability for Contingently Promised Units by $2,058.

The second, third and final annual installments of $416, $347 and $197 to those employees who elected to receive cash in lieu of additional options but did not elect the early payment program were paid on March 31, 2003, 2004 and 2005.

The Purchase Plan was available to all eligible employees who meet certain service requirements. Effective April 1, 2001 employees participating in the Purchase Plan could elect to deduct up to 10 percent of gross pay to purchase stock in the Company. Stock transactions pursuant to the Purchase Plan occurred semiannually on December 31 and March 31. The Company could sell up to 3,230 shares of stock under the Purchase Plan. Employees purchased 70 shares at a price of $3.85 per share on December 31, 2001 and 174 shares at a price of $2.10 per share on March 31, 2002. In May 2002, the Company issued 659 additional shares of common stock to employees under the Purchase Plan for aggregate cash consideration of $1,384 at a price of $2.10 per share. In September 2002, the Company suspended the sale of shares to employees under the Purchase Plan.

Under both the Option Plan and the Purchase Plan, the exercise or purchase price is not less than 85 percent of the stock's fair value, based on the valuation as determined by the Company. Under this valuation methodology, the value of the shares at March 31, 2006 and 2005 was $0.96 per share.

The Company has accounted for the equity incentive plans under APB No. 25. As a result of the Phantom Stock Plan Conversion, the amount of accrued compensation that was not payable in cash was reclassified as additional paid-in capital as of March 31, 2001. Deferred compensation is being amortized on a straight-line basis over four years for the intrinsic value of stock options associated with the conversion of the Contingently Promised Units and over the vesting period for in-the-money option grants subsequent to March 31, 2001.

Stock compensation expense, including the Company's stock compensation plans has been reflected in the below referenced line items of the consolidated statements of operations and comprehensive income (loss) for the years ended March 31, 2006 and 2005 as follows:

| | Years Ended March 31, 2006 | 2005 |
|---|---|---|
| Cost of goods sold | $ 44 | $ 44 |
| Selling, general and administrative expenses | 65 | 152 |
| Research and development expenses | 19 | 323 |
| | $ 128 | $ 519 |

**(in thousands, except per share data)**

Information with respect to the Option Plan activity for the years ended March 31, 2006 and 2005 is set forth below:

| | | Outstanding Options | |
|---|---|---|---|
| | Shares Available for Grant | Number of Options | Weighted Average Exercise Price Per Share |
| Balance at March 31, 2004 | 6,633 | 5,207 | 3.26 |
| Options granted | (171) | 171 | 0.83 |
| Options expired | 1,046 | (1,046) | 2.19 |
| Balance at March 31, 2005 | 7,507 | 4,332 | 3.43 |
| Options granted | (93) | 93 | 0.96 |
| Options expired | 623 | (623) | 3.02 |
| Balance at March 31, 2006 | 8,037 | 3,802 | $3.43 |

As of March 31, 2006, the options outstanding and exercisable under the Option Plan are presented below:

| Options Outstanding | | | | | |
|---|---|---|---|---|---|
| Exercise Price Per Share | Number of Shares | Weighted Average Exercise Price Per Share | Weighted Average Remaining Contractual Life (in Year) | Weighted Average Exercise Price Per Share | Options Vested and Exercisable |
| $ 0.82 | 366 | $ 0.82 | 7.84 | $ 0.82 | 211 |
| $ 0.96 | 102 | 0.96 | 9.67 | 0.96 | 97 |
| $ 1.03 | 39 | 1.03 | 7.46 | 1.03 | 39 |
| $ 1.21 | 10 | 1.21 | 7.78 | 1.21 | 10 |
| $ 2.10 | 143 | 2.10 | 6.02 | 2.10 | 124 |
| $ 2.47 | 227 | 2.47 | 5.81 | 2.47 | 227 |
| $ 2.72 | 160 | 2.72 | 6.12 | 2.72 | 128 |
| $ 3.85 | 68 | 3.85 | 5.17 | 3.85 | 68 |
| $ 4.11 | 2,687 | 4.11 | 5.0 | 4.11 | 2687 |
| | 3,802 | $ 3.43 | 5.57 | $ 3.56 | 3,591 |

There were 4,332 options outstanding and 3,668 vested and exercisable at March 31, 2005.

(in thousands )

## 14. Benefit Plan

A 401(k) plan covers all eligible U.S. employees who meet certain service requirements. Employees may elect to defer a portion of their gross salary to their accounts within the plan. DiCon at its option may make additional contributions to employee accounts. DiCon's contributions are subject to a six-year vesting schedule. The 401(k) plan operates on a calendar year basis. For the calendar years ended December 31, 2005 and 2004, DiCon elected to match 50 percent of the first 6 percent of employee contributions. Payments of $130 and $125 were made for calendar years 2005 and 2004, respectively. An accrual has been made for this expense for the three months ended March 31, 2006 in the amount of $34.

Global has a non-contributory and funded defined benefit retirement plan in accordance with the Labor Standards Law, covering all regular employees. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. The Company contributes monthly an amount equal to 2% of the employees' monthly salaries and wages to the retirement fund deposited with Central Trust of China, the trustee, under the name of the independent retirement fund committee. The pension cost under defined benefit pension plan for 2006 and 2005 were NT$1,299,926 and NT$2,851,843. The pension fund balances were NT$19,376,846 and $NT17,526,911 as of March 31, 2006 and 2005 respectively.

The Labor Pension Act ("the Act"), which provides for a new defined contribution plan, took effect on July 1, 2005. Employees already covered by the Law, can choose to remain to be subject to the pension mechanism under the Law of be subject to the Act. Under the Act, the rate of an employer's monthly contribution to the pension plan should be at least 6% of the employee's monthly wages, and the contribution should be recognized as pension expense in the income statement. The pension cost under defined contribution pension plan for the year ended march 31, 2006 was NT$2,234,409.

## 15. Income taxes

The (expenses) benefit for income taxes for the years ended March 31, 2006 and 2005 consists of the following:

| | Years Ended March 31, | |
|---|---|---|
| | 2006 | 2005 |
| **Current:** | | |
| Federal | $ (150) | $ (281) |
| State | (41) | (1) |
| Foreign | - | (5) |
| | (191) | (287) |
| **Deferred:** | | |
| Federal | - | - |
| State | - | - |
| Foreign | - | - |
| | - | - |
| | $ (191) | $ (287) |

The Company has substantial net operating loss carryforwards. For the year ended March 31, 2006, the Company recorded a tax provision of $191 related to the 90% alternative minimum tax limitation with respect to utilization of the minimum loss carry forwards. Due to uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has recorded a valuation allowance against certain deferred tax assets at March 31, 2006 and 2005. Management regularly evaluates the recoverability of the deferred tax asset and the level of the valuation allowance. At such time as it is determined that it is more likely than not that the deferred tax asset will be realizable, the valuation allowance will be reduced.

During the fiscal year ended March 31, 2005, the Company's federal income tax returns for fiscal years ended in 2000 to 2003 have been examined by the Internal Revenue Service. As a result of this review, certain tax credits previously claimed were considered to be excessive and therefore additional tax assessment was required. In the fiscal year ended March 31, 2005, the Company paid $281 for the tax assessments that may result. As of March 31, 2005, the Company's estimated related interest payment of $45 was included in accounts payable and accrued liabilities in the consolidated balance sheets. The Company believes that adequate amounts have been provided for any final tax assessment that may result.

(in thousands )

The Company's income (loss) before income taxes consisted of the following for the years ended March 31:

| | Years Ended March 31, 2006 | 2005 |
|---|---|---|
| United States | $ 5,728 | $ (6,688) |
| Foreign | (1,230) | (2,300) |
| Total income (loss) before income tax benefit | $ 4,498 | $ (8,988) |

The Company was granted a five-year tax holiday in Taiwan, which will expire in calendar 2006. There was no net impact of this tax holiday for the years ended March 31, 2006 and 2005.

The Company's investment in its Taiwan subsidiary is essentially permanent in duration and undistributed foreign earnings on March 31, 2006 amounted to $4.8 million. In accordance with the Taiwan Company Law and Global's Articles of Incorporation, 10% of annual earnings shall be appropriated as legal reserve until the accumulated reserve equals the total capital of Global.

There is no plan to distribute these earnings to DiCon. If at some future date all or portions of these foreign earnings are distributed as dividends to DiCon, substantial additional taxes would be due. On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act creates a temporary incentive for U.S. companies to repatriate accumulated foreign earnings by providing a one-time deduction of 85% for certain dividends from controlled foreign corporations. The deduction is subject to certain limitations and numerous provisions of the Act contain uncertainties that require interpretation and evaluation. The Company has not accrued income taxes on the accumulated undistributed earnings of the Company's Taiwan subsidiary, as these earnings are currently expected to be reinvested indefinitely.

Net deferred taxes are classified on the accompanying consolidated balance sheets according to the classification of the underlying tax attributes. The tax effects of temporary differences that give rise to deferred assets and liabilities generally relate to reporting differences arising due to timing differences. Significant components of deferred tax assets and liabilities as of March 31, 2006 and 2005 are as follows:

| **March 31, 2006:** | **United States** | **Taiwan** | **Total** |
|---|---|---|---|
| **Deferred tax assets (liabilities):** | | | |
| Net operating loss carryforwards | $ 5,945 | $ 934 | $ 6,879 |
| Tax credits carryforwards | 2,600 | 648 | 3,248 |
| Other | 563 | 998 | 1,561 |
| Gross deferred assets | 9,108 | 2,580 | 11,688 |
| Valuation allowance | (7,709) | (2,580) | (10,289) |
| **Deferred tax assets** | 1,399 | - | 1,399 |
| Property and equipment | (1,399) | - | (1,399) |
| **Deferred tax liabilities** | (1,399) | - | (1,399) |
| **Net deferred income tax assets (liabilities)** | $ - | $ - | $ - |

(in thousands)

| March 31, 2005: | United States | Taiwan | Total |
|---|---|---|---|
| **Deferred tax assets (liabilities):** | | | |
| Net operating loss carryforwards | $ 7,852 | $ 944 | $ 8,796 |
| Tax credits carryforwards | 3,052 | 567 | 3,619 |
| Other | 662 | 816 | 1,478 |
| Gross deferred assets | 11,566 | 2,327 | 13,893 |
| Valuation allowance | (10,027) | (2,327) | (12,354) |
| **Deferred tax assets** | 1,539 | - | 1,539 |
| Property and equipment | (1,539) | - | (1,539) |
| **Deferred tax liabilities** | (1,539) | - | (1,539) |
| **Net deferred income tax assets (liabilities)** | $ - | $ - | $ - |

The valuation allowance decreased $2,065 in the year ending March 31, 2006 and increased $2,840 in the year ended March 31, 2005. As of March 31, 2006, the Company had federal and state net operating loss carryforwards of approximately $6.3 million and $42.0 million, respectively, and federal and state tax credit carryforwards of approximately $0.6 million and $2.0 million, respectively. The net operating loss will expire at various dates beginning in 2013, if not utilized. The tax credit can be carried forward indefinitely. The Company also has foreign net operating loss carryforward of 131.0 million New Taiwan Dollars (or approximately $4.0 million as of March 31, 2006), which expire beginning in the year 2008.

## 16. Geographic and Product Information

The breakdown of sales by geographic customer destination is as follows:

| | Years Ended March 31, | |
|---|---|---|
| | 2006 | 2005 |
| United States | $ 6,080 | $ 11,240 |
| International | 13,346 | 12,943 |
| Total | $ 19,426 | $ 24,183 |

The majority of the Company's long-lived assets are located in the United States. Long-lived assets consist primarily of long-term investments, property, plant and equipment, net of accumulated depreciation and deposits. The following represents the geographic location of long-lived assets:

| | March 31, | |
|---|---|---|
| | 2006 | 2005 |
| United States | $ 31,759 | $ 40,525 |
| Taiwan | 5,478 | 7,981 |
| Total | $ 37,237 | $ 48,506 |

**(in thousands)**

DiCon's revenue breakdown over the last two fiscal years by product line has been as follows:

| | Years Ended March 31, | |
|---|---|---|
| | **2006** | **2005** |
| WDM | 40% | 54% |
| Switch | 60% | 46% |

Sales to two customers accounted for 18.8% and 13.8% of total revenue in the year ended March 31, 2006. Sales to three customers accounted for 17.2%, 13.8% and 13.3% of total revenue in the year ended March 31, 2005.

## 17. Commitments and contingencies

The Company normally provides warranties for its products for one year. The Company provides reserves for the estimated cost of product warranties at the time revenue is recognized. Estimates of the costs of warranty obligations are based on the Company's historical experience of known project failure rates, use of materials and service delivery costs incurred in correcting product failures. In addition, from time to time, specific warranty accruals may be made if unforeseen technical problems arise. Should the Company's accrual experience relative to these factors differ from estimates, the Company may be required to record additional warranty reserves. Alternatively, if the Company provides more reserves than needed, the Company may reverse a portion of such provision in future periods.

Changes in the Company's warranty accrual, which is included as a component of accounts payable and accrued liabilities on the consolidated balance sheets, are as follows:

| | Fiscal Year | | | |
|---|---|---|---|---|
| | **2006** | | **2005** | |
| Balance at beginning of period | $ | 25 | $ | 16 |
| Accruals for warranties during the period | | 17 | | 124 |
| Settlements made (in cash) during the period | | (22) | | (115) |
| Balance at closing of period | $ | 20 | $ | 25 |

The Company moved to its new facilities in Richmond, California during the 2001 fiscal year. Accordingly, certain of the leased properties, primarily in the U.S., were no longer used for operating purposes and were available for sublease. The Company estimated the cost of exiting and terminating the facility leases based on the contractual terms of the agreements and real estate market conditions. The mutual settlement agreement and release for the last non-cancelable operating lease was executed on November 23, 2004, and the amount in excess of the estimate of the remaining costs of the lease, net of expected sublease income of $0.1 million, was adjusted as of December 31, 2004. Lease expense net of sublease income for the year ended March 31, 2006 and 2005 was $70 and $97, respectively.

Global owns a condominium interest in the building in Kaohsiung, Taiwan. This facility is located on a ground lease that extends through 2011. The ground lease may be renewed indefinitely, and there is no penalty for early cancellation, except for forfeiture of the owned facility.

As of March 31, 2006, DiCon's future gross commitments under all leases are as follows:

| Fiscal Year Ending March 31, | (000's) |
|---|---|
| 2007 | 23 |
| 2008 | 23 |
| 2009 | 23 |
| 2010 | 23 |
| 2011 | 14 |
| | $ 106 |

(in thousands)

Global maintains its line of credit of 80 million New Taiwan Dollars (or approximately $2.5 million as of March 31, 2005) from a Taiwan bank. The line of credit will mature on September 30, 2005. The interest rate is based on a rate set by the bank at the time funds are drawn. The amount drawn as of March 31, 2005 was 41.0 million New Taiwan Dollars (or approximately $1.3 million as of March 31, 2005) with an interest rate of 3.35%.

**18. Subsequent events**

Subsequent to March 31, 2006, Global voluntarily repaid 25.0 million New Taiwan Dollars (or approximately $0.8 million as of March 31, 2006) of the line of credit.

On April 10, 2006, the bank agreed to extend the final payment date of the mortgage loan from October 20, 2007, to October 20, 2017, and decrease the interest rate on the mortgage loan from the Index to the Index minus 1%.

On April 25, 2006, DiCon commenced a tender offer to repurchase up to 154,500 shares of its common stock at a price of $1.00 per share (the "Tender Offer"). In light of the shareholders' response to the Tender Offer, the board of directors determined that to continue with the offer would not achieve its stated purpose for the tender offer, which was to reduce the Company's holders of record below 300 thus enabling the Company to stop filing periodic reports and other information with the Securities and Exchange Commission. Consequently, the Board terminated the Tender Offer on June 6, 2006.

**Financial Statement Schedule.**

**Valuation and Qualifying Accounts**

| Description (in 000's) | Balance at Beginning of Period | Charged to Costs and Expenses | Charged to Other Accounts | Deductions/ Writeoffs | Balance at End of Period |
|---|---|---|---|---|---|
| Allowances for doubtful accounts | | | | | |
| Year ended March 31, 2005 | $ 78 | $ 102 | $ - | $ - | $ 180 |
| Year ended March 31, 2006 | $ 180 | $ - | $ - | $ (124) | $ 56 |
| Allowances for deferred tax assets | | | | | |
| Year ended March 31, 2005 | $ 9,514 | $ - | $ 2,840 | $ - | $ 12,354 |
| Year ended March 31, 2006 | $ 12,354 | $ - | $ - | $ (2,065) | $ 10,289 |
| Provision for estimated losses due to vacated properties | | | | | |
| Year ended March 31, 2005 | $ 250 | $ - | $ - | $ (250) | $ - |
| Year ended March 31, 2006 | $ - | $ - | $ - | $ - | $ - |

**Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

There is no information required to be reported under Item 304(b) of Regulation S-B.

**Item 8A. Controls and Procedures.**

(a) *Evaluation of Disclosure Controls and Procedures.* The undersigned principal executive and financial officer of the Company concludes that the Company's disclosure controls and procedures are effective as of March 31, 2006, based on the evaluation of these controls and procedures required by paragraph (b) of Exchange Act Rule 13a-15.

(b) *Changes in Internal Controls.* There has been no change in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 that occurred during the fourth quarter of the fiscal year ended March 31, 2006, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

**Item 8B. Other Information.**

There is no information or event required to be reported on Form 8-K during the fourth quarter of the fiscal year ended March 31, 2006, that was not so reported.

**Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.**

**Directors and Executive Officers**

DiCon's directors and executive officers as of June 28, 2006, are as follows:

| Name | Age | Position |
|---|---|---|
| Ho-Shang Lee, Ph.D. | 47 | President, Chief Executive Officer and Director |
| Gilles M. Corcos, Ph.D. | 79 | Chairman of the Board and Director |
| Chun-Lung Lin | 47 | President of Global Fiberoptics Inc. and Director |
| Andrew F. Mathieson | 49 | Director |
| Dunson Cheng, Ph.D. | 61 | Director |
| Paul Ming-Ching Lo | 48 | Vice President of Manufacturing and Operations |
| Anthony T. Miller | 64 | General Counsel and Secretary |

*Ho-Shang Lee, Ph.D., President, Chief Executive Officer and Director.* Dr. Ho-Shang Lee has served as DiCon's President, Chief Executive Officer and a member of the Board of Directors since the inception of DiCon in June 1986. Dr. Lee earned his B.S. in Engineering from National Cheng-Kung University, Taiwan, in 1979 and his M.S. and Ph.D. in Mechanical Engineering from the University of California, Berkeley in 1984 and in 1986, respectively.

*Gilles M. Corcos, Ph.D., Chairman of the Board and Director.* Dr. Gilles M. Corcos has served as Chairman of the Board and Director since 1986. Dr. Corcos has also served as Chief Financial Officer. From 1958 to 1990, Dr. Corcos was a professor in the University of California, Berkeley's Mechanical Engineering Department. Dr. Corcos holds a Ph.D. from the University of Michigan and a Doctorat d'Etat (Physics) from the University of Grenoble, France. Dr. Corcos also serves as a director of Agua Para La Vida, a non-government organization incorporated in the State of California.

*Chun-Lung Lin, President of Global Fiberoptics Inc. and Director.* Chun-Lung Lin is the President of Global Fiberoptics Inc., DiCon's subsidiary in Taiwan. Before joining Global in January 2000, Mr. Lin owned and managed Guo Bao Construction Co. Ltd. in Taiwan for ten years. Mr. Lin joined DiCon's Board of Directors in June 2000. Mr. Lin earned a B.S. and an M.S. in Engineering from National Cheng-Kung University, Taiwan, in 1979 and 1981, respectively. He is the brother-in-law of Dr. Ho-Shang Lee.

*Andrew F. Mathieson, Director.* Andrew F. Mathieson has served as a member of the Board of Directors since June 2000. Mr. Mathieson is the President of Fairview Capital Investment Management LLC ("Fairview"), a registered investment advisor located in Greenbrae, California. Fairview, which was founded by Mr. Mathieson in 1995, manages separate portfolios and is the

General Partner of a private investment partnership. Mr. Mathieson earned a B.A. from Yale University in 1978, and an M.B.A. from Stanford University in 1984.

*Dunson Cheng, Ph.D., Director.* Dr. Dunson Cheng joined the Board of Directors in February 2002. Dr. Cheng is Chairman of the Board, Director, and President and Chief Executive Officer of Cathay Bank and Cathay General Bancorp. Dr. Cheng earned his B.S. in Applied Math and Physics from the University of Wisconsin at Madison, Wisconsin and his Ph.D. in Physics from the State University of New York at Stony Brook, and did post-doctorate research at the University of Oregon. Dr. Cheng worked for Xerox before joining Cathay Bank. Dr. Cheng was appointed President of Cathay Bank in 1985, President of Cathay Bancorp (predecessor of Cathay General Bancorp) in 1990 and Chairman of both institutions in 1994.

*Paul Ming-Ching Lo, Vice President of Manufacturing and Operations.* Paul Ming-Ching Lo joined DiCon in August 1997. Prior to joining DiCon, Mr. Lo was President and Chief Engineer of FEAC Technologies, Inc. from 1986 to 1997. Mr. Lo earned his B.S. in Engineering in 1979 from National Cheng-Kung University, Taiwan.

*Anthony T. Miller, General Counsel and Secretary.* Anthony T. Miller joined DiCon in March 2000. Before joining DiCon, Mr. Miller was in private law practice in San Francisco. Mr. Miller's prior experience includes serving as Vice President-Administration, General Counsel and Secretary of American Resource Corporation, and as an Assistant General Counsel of Bank of America. Mr. Miller earned a B.A. in Political Science from Stanford University in 1964 and a J.D. from Hastings College of Law in 1968.

**Financial Expert**

The Board of Directors does not have an audit committee or a financial expert serving on the Board. The Board does not have a financial expert because there is no vacancy on the Board, and the incumbent directors have been re-elected each year since 2002 and earlier. A larger Board would not be appropriate for a company the size of the Company.

**Compliance with Section 16(a) of the Exchange Act**

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and holders of more than 10% of the Company's common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock of the Company. Such officers, directors, and 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of such forms that it has received, the Company believes that, during the fiscal year ended March 31, 2006, all Section 16(a) filing requirements were satisfied on a timely basis.

**Code of Ethics**

The Company has not adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, because it has written rules on conduct (covering, among other matters, dishonesty and falsifying or altering Company records), confidential and proprietary information, and conflicts of interest, which are applicable to all DiCon employees. These rules are contained in various Chapters of the DiCon Employee Handbook. A copy of the rules can be obtained without charge by sending a request by email to hr@diconfiber.com.

## Item 10. Executive Compensation.

### Summary Compensation Table

The following table sets forth all compensation for the chief executive officer and the three most highly compensated executive officers other than the chief executive officer who were serving at the end of the fiscal year ended March 31, 2006. This table shows the compensation earned by these individuals for the last three fiscal years ended March 31, 2006.

| Name And Principal Position | Fiscal Year Ended March 31 | Annual Compensation | Long-term Compensation | | |
|---|---|---|---|---|---|
| | | Salary ($) | Securities Underlying Options (#) | LTIP Payouts ($) | All Other Compensation ($)(1) |
| Ho-Shang Lee, Ph.D. | 2006 | $62,100 | -- | -- | $9,580 |
| President and Chief | 2005 | $61,200 | -- | -- | $4,360 |
| Executive Officer | 2004 | $57,600 | -- | -- | $1,728 |
| Paul Ming-Ching Lo | 2006 | $145,563 | -- | -- | $7,278 |
| Vice President of | 2005 | $139,188 | -- | -- | $6,959 |
| Manufacturing and Operations | 2004 | $128,000 | -- | -- | $3,200 |
| Jannett Wang (2) | 2006 | $108,216 | -- | -- | -- |
| Vice President of | 2005 | $130,617 | -- | -- | -- |
| Administration | 2004 | $116,667 | -- | -- | -- |
| Anthony T. Miller | 2006 | $126,156 | -- | -- | -- |
| General Counsel | 2005 | $152,469 | -- | -- | -- |
| and Secretary | 2004 | $226,000 | -- | -- | -- |

(1) The amounts in this column include DiCon's contributions to the 401(k) plan, which covers all eligible employees who meet certain service requirements. Employees may elect to defer a portion of their gross salary to their accounts within the 401(k) plan. DiCon at its option may make additional contributions to the employee accounts. For the fiscal years ended March 31, 2006, 2005, and 2004, DiCon elected to match 50 percent of the first 6 percent of the employee contributions. DiCon's contributions are subject to a six-year vesting schedule.

(2) On December 19, 2005, Jannett Wang submitted her resignation effective January 2, 2006.

### Options Grants in Last Fiscal Year

There were no stock options for DiCon shares granted to the executive officers listed in the Summary Compensation Table during the fiscal year ended March 31, 2006.

**Aggregated Option Exercises in Last Fiscal Year and Fiscal Year - End Option Values**

The following table sets forth for each executive listed in the Summary Compensation Table the number of options exercised in the fiscal year ended March 31, 2006, and the number of shares subject to both exercisable and unexercisable stock options as of March 31, 2006. In addition, the table sets forth the value of unexercised options as of March 31, 2006.

| Name | Shares Acquired On Exercise (# of shares) | Value Realized ($) | Number Of Shares Underlying Unexercised Options at Fiscal Year-End (# of shares) | | Value of Unexercised in-the-money Options at Fiscal Year End (1) | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| Ho-Shang Lee, Ph. D. President and Chief Executive Officer | -- | -- | -- | -- | -- | -- |
| Paul Ming-Ching Lo Vice President of Manufacturing and Operations | -- | -- | 676,354 | -- | -- | -- |
| Jannett Wang (2) Vice President of Administration | -- | -- | -- | -- | -- | -- |
| Anthony T. Miller General Counsel and Secretary | -- | -- | 156,800 | | -- | -- |

(1) The value of unexercised options is based on the fair market value of the underlying stock at fiscal year end, as determined by the Board of Directors.

(2) On December 19, 2005, Jannett Wang submitted her resignation effective January 2, 2006.

**Compensation of Directors**

Dr. Gilles M. Corcos received compensation of $55,200 during the fiscal year ended March 31, 2006. None of the other Directors received compensation from the Company other than the stock options described below.

All Directors are reimbursed for out-of-pocket expenses incurred in connection with attending Board meetings.

Non-employee Directors receive stock options under the Employee Stock Option Plan as follows:

Upon first joining the Board, each Director is granted 20,000 stock options. These options vest in twelve equal quarterly installments, commencing on the last day of the calendar quarter in which the option was granted.

Immediately after each annual shareholders meeting, each Director elected to the Board is granted 10,000 stock options. These options vest in four equal quarterly installments, commencing on the last day of the calendar quarter in which the option was granted.

The exercise price for the options is the fair market value of the shares on the date of the grant.

The term of the options is ten years from the date of the grant.

In January 2004, Dunson Cheng voluntarily surrendered past and future stock option awards under the Employee Stock Option Plan.

**Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

(a) Security Ownership of Certain Beneficial Owners.

The following table sets forth information regarding persons who are known to DiCon to be the beneficial owner of more than five percent of DiCon's common stock as of March 31, 2006.

| Title Of Class | Name And Address Of Beneficial Owner | Amount And Nature Of Beneficial Ownership | Percent Of Class |
|---|---|---|---|
| Common | Ho-Shang Lee, Ph.D.<br>1689 Regatta Blvd.<br>Richmond, CA 94804 | 27,832,197 (1) | 24.1% |
| Common | Gilles M. Corcos, Ph.D., as Trustee for The Gilles M. Corcos Trust<br>1689 Regatta Blvd.<br>Richmond, CA 94804 | 14,626,410 | 12.7% |
| Common | Anne Bleecker Corcos, as Trustee for The Anne Bleecker Corcos Revocable Trust<br>88 Codornices Road<br>Berkeley, CA 94708 | 11,786,000 | 10.2% |
| Common | Mei-Li Lee<br>1689 Regatta Blvd.<br>Richmond, CA 94804 | 21,295,607 (2) | 18.4% |
| Common | Andrew F. Mathieson, as co-Trustee for the Charlotte Bliss Taylor Trust<br>300 Drake's Landing Road, Suite 250<br>Greenbrae, CA 94904-2498 | 7,481,000 (3) | 6.5% |
| Common | Samuel L. Taylor<br>506 Arlington Ave.<br>Berkeley, CA 94707 | 14,522,920 (4) | 12.6% |

(1) Includes 878,197 shares issued to employees under the Employee Stock Option Plan and the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(2) Includes 285,858 shares subject to stock options under the Employee Stock Option Plan which are exercisable and 1,539 shares issued under the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(3) Includes 55,000 shares subject to stock options under the Employee Stock Option Plan which are exercisable, 7,076,000 shares owned by Mr. Mathieson as co-Trustee for the Charlotte Bliss Taylor Trust, and 350,000 shares owned by Darlington Partners, L.P., an investment partnership for which Fairview Capital Investment Management LLC ("Fairview") is the general partner. Mr. Mathieson is the managing member of Fairview.

(4) Includes 7,076,000 shares held by Mr. Taylor as co-Trustee for the Charlotte Bliss Taylor Trust.

(b) Security Ownership of Management.

The following table sets forth information regarding DiCon's common stock beneficially owned by all directors and executive officers as of March 31, 2006.

| Title Of Class | Name Of Beneficial Owner | Amount And Nature Of Beneficial Ownership | Percent Of Class |
|---|---|---|---|
| Common | Ho-Shang Lee, Ph.D. | 27,832,197 (1) | 24.1% |

| | | | |
|---|---|---|---|
| Common | Gilles M. Corcos, Ph.D., as Trustee for The Gilles M. Corcos Trust | 14,626,410 | 12.7% |
| Common | Chung-Lung Lin | 3,723,885 (2) | 3.2% |
| Common | Andrew F. Mathieson, as co-Trustee for the Charlotte Bliss Taylor Trust | 7,481,000 (3) | 6.5% |
| Common | Dunson Cheng | -0- (4) | 0.00% |
| Common | Paul Ming-Ching Lo | 744,165 (5) | 0.6% |
| Common | Anthony T. Miller | 168,184 (6) | 0.1% |
| | **Total for directors and executive officers** | 54,575,841 | 47.2% |

(1) Includes 878,197 shares issued to employees under the Employee Stock Option Plan and the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(2) Includes 64,000 shares subject to stock options under the Employee Stock Option Plan which are exercisable, 1,180,000 shares held by a company owned by Mr. Lin and 32,101 shares issued under the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(3) Includes 55,000 shares subject to stock options under the Employee Stock Option Plan which are exercisable, 7,076,000 shares owned by Mr. Mathieson as co-Trustee for the Charlotte Bliss Taylor Trust, and 350,000 shares owned by Darlington Partners, L.P., an investment partnership for which Fairview Capital Investment Management LLC ("Fairview") is the general partner. Mr. Mathieson is the managing member of Fairview.

(4) In January 2004, Dunson Cheng voluntarily surrendered past and future stock option awards under the Employee Stock Option Plan.

(5) Includes 676,354 shares subject to stock options under the Employee Stock Option Plan which are exercisable and 37,811 shares issued under the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(6) Includes 156,800 shares subject to stock options under the Employee Stock Option Plan which are exercisable and 11,384 shares issued under the Employee Stock Purchase Plan which are subject to voting right agreements pursuant to which Dr. Lee has sole voting rights.

(c) Changes in Control.

There are no arrangements, known to the small business issuer, the operation of which may at a subsequent date result in a change in control of the registrant.

**Item 12. Certain Relationships and Related Transactions.**

Dr. Dunson Cheng is Chairman of the Board, Director, President and Chief Executive Officer and a shareholder of Cathay Bank. Cathay Bank was the lender under the construction loan for the Company's corporate headquarters and manufacturing facility in Richmond, California, and is the lender under the mortgage loan which refinanced the construction loan. (See Note **[12]** to financial statements appearing herein). Dr. Cheng became a Director of DiCon in February 2002.

During the fiscal year ended March 31, 2005, DiCon paid Cathay Bank $5,656,404 in principal and interest on the mortgage loan. The loan balance at March 31, 2005, was $20,913,460. Subsequent to March 31, 2005, the Company made numerous prepayments to reduce the unpaid principal balance of the Loan down to $9,957,052 with interest paid through March 20, 2006.

On April 10, 2006, DiCon entered into a Loan Modification and Extension Agreement and Amendment to Promissory Note ("Loan Modification") and a Modification of Construction Trust Deed ("Trust Deed") with Cathay Bank. The Loan Modification and Trust Deed extended the final payment date of the loan from October 20, 2007, to October 20, 2017, decreased the interest rate on the loan from the Index to the Index minus 1%, and released a parcel of vacant land of approximately 5.88 acres from the lien of the Trust Deed.

Dr. Ho-Shang Lee, President and Chief Executive Officer of DiCon, has personally indemnified Cathay Bank against any loss, expense or damage suffered by Cathay Bank resulting from Cathay Bank's reliance upon certain representations and warranties provided by DiCon under the mortgage loan. Dr. Lee does not receive any fee or other compensation for issuing this indemnity.

The bank line of credit to Global from a Taiwan bank is personally guaranteed by Dr. Lee and corporately guaranteed by DiCon. Neither guarantor receives any fee or other compensation for issuing its guarantee.

**Item 13. Exhibits.**

| Exhibit No. | Description |
|---|---|
| 3.1 | Articles of Incorporation of DiCon Fiberoptics, Inc., filed June 2, 1986. (a) |
| 3.1.1 | Certificate of Amendment of Articles of Incorporation of DiCon Fiberoptics, Inc., filed November 9, 1988. (a) |
| 3.1.2 | Certificate of Amendment of the Articles of Incorporation of DiCon Fiberoptics, Inc., filed April 12, 2000. (a) |
| 3.1.3 | Certificate of Amendment of the Articles of Incorporation of DiCon Fiberoptics, Inc., filed January 24, 2001. (a) |
| 3.1.4 | Certificate of Amendment of the Articles of Incorporation of DiCon Fiberoptics, Inc., filed June 26, 2002. (a) |
| 3.2 | By-Laws of DiCon Fiberoptics, Inc., as amended dated May 15, 2002. (a) |
| 4.1 | Specimen Common Stock Certificate. (a) |
| 4.2 | Form of Buy-Sell Agreement (investors). (a) |
| 4.2.1 | Form of Buy-Sell Agreement (employees). (a) |
| 9.1 | Form of Voting Rights Agreement. (a) |
| 10.1 | DiCon Fiberoptics, Inc. Employee Stock Option Plan. (a) |
| 10.2 | DiCon Fiberoptics, Inc. Employee Stock Purchase Plan. (a) |
| 10.3 | Term Loan Agreement with Cathay Bank dated November 20, 2001, together with Promissory Note issued thereunder. (a) |
| 10.3.1 | Indemnity from Ho-Shang Lee in favor of Cathay Bank dated November 20, 2001. (a) |
| 10.3.2 | Loan Modification and Extension Agreement and Amendment to Promissory Note dated June 28, 2004, with Cathay Bank. (b) |
| 10.3.3 | Modification of Construction Trust Deed dated June 28, 2004, with Cathay Bank. (b) |
| 10.3.4 | Loan Modification and Extension Agreement and Amendment to Promissory Note dated as of April 5, 2006, with Cathay Bank. (d) |
| 10.3.5 | Modification of Construction Trust Deed dated as of April 5, 2006, with Cathay Bank. (d) |
| 10.4 | Equipment Loan and Security Agreement with First Bank & Trust dated April 25, 2001, together with Promissory Note (Equipment Loan) issued thereunder. (a) |
| 10.4.1 | Modification to Loan and Security Agreement dated May 31, 2002. (a) |
| 10.5 | Lease Agreement with Lincoln Marina Bay, a California limited partnership, dated August 8, 2000, for premises at 1100 Marina Way South, Richmond, California. (a) |
| 10.6 | Multi-Tenant Industrial Triple Net Lease with Catellus Development Corporation dated December 3, 1999, for premises at 938 Marina Way South, Richmond, California. (a) |
| 10.7 | Multi-Tenant Industrial Triple Net Lease with Catellus Development Corporation dated December 3, 1999, for premises at 914 Marina Way South, Richmond, California. (a) |

| | |
|---|---|
| 16.1 | Letters re Change in Certifying Accountant. (c) |
| 21.1 | Subsidiaries of Registrant. (a) |
| 23.1 | Consent of Burr, Pilger & Mayer LLP. |
| 23.2 | Consent of PricewaterhouseCoopers. Kaohsiung, Taiwan. |
| 31.1 | Certificate of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes – Oxley Act of 2002. |
| 32.1 | Certificate of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes – Oxley Act of 2002. |

(a) Incorporated by reference from the correspondingly numbered Exhibit to the Form 10 Registration Statement filed by registrant with the Securities and Exchange Commission on July 23, 2002.

(b) Incorporated by reference from the correspondingly numbered Exhibit to the Form 10-QSB Quarterly Report filed by registrant with the Securities and Exchange Commission on August 13, 2004.

(c) Incorporated by reference from the correspondingly numbered Exhibit to the Form 8-K Current Report filed by registrant with the Securities and Exchange Commission on August 4, 2004.

(d) Incorporated by reference from the correspondingly numbered Exhibit to the Form 8-K Current Report filed by registrant with the Securities and Exchange Commission on April 12, 2006.

**Item 14. Principal Accountant Fees and Services.**

**Audit Fees**

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of DiCon's annual financial statements and review of financial statements included in DiCon's Form 10-QSB quarterly reports and services normally provided by the accountant in connection with statutory and regulatory filings or engagements were $120,000 for the fiscal year ended March 31, 2006 and $124,000 for the fiscal year ended March 31, 2005.

**Audit-Related Fees**

There were no other fees for audit related services for the fiscal year ended March 31, 2006 or for the fiscal year ended March 31, 2005.

**All Other Fees**

There were no other fees billed in either of the fiscal years ended March 31, 2006 and 2005 for products and services provided by the principal accountant, other than reported above.

**Policy on Board Approval of Accountant Services**

The Board of Directors does not have an audit committee.

It is the policy of the Board of Directors that before an accountant is engaged by DiCon to render audit or non-audit services, the engagement will be approved by the Board of Directors.

## SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DICON FIBEROPTICS, INC.
(Registrant)

Date: June 26, 2006

By: /s/ Ho-Shang Lee
(Signature)
Name: Ho-Shang Lee
Title: President and Chief Executive Officer
(principal executive and financial officer)

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

DICON FIBEROPTICS, INC.
(Registrant)

Date: June 18, 2006

By: /s/ Gilles M. Corcos
(Signature)
Name: Gilles M. Corcos
Title: Chairman of the Board of Directors

Date: June 26, 2006

By: /s/ Ho-Shang Lee
(Signature)
Name: Ho-Shang Lee
Title: Member of the Board of Directors

Date: June 14, 2006

By: /s/ Andrew F. Mathieson
(Signature)
Name: Andrew F. Mathieson
Title: Member of the Board of Directors

Date: June 15, 2006

By: /s/ Chun-Lung Lin
(Signature)
Name: Chun-Lung Lin
Title: Member of the Board of Directors

Date: June 14, 2006

By: /s/ Dunson Cheng
(Signature)
Name: Dunson Cheng
Title: Member of the Board of Directors

## EXHIBIT INDEX

| Exhibit No. | Description |
|---|---|
| 3.1 | Articles of Incorporation of DiCon Fiberoptics, Inc., filed June 2, 1986. (a) |
| 3.1.1 | Certificate of Amendment of Articles of Incorporation of DiCon Fiberoptics, Inc., filed November 9, 1988. (a) |
| 3.1.2 | Certificate of Amendment of the Articles of Incorporation of DiCon Fiberoptics, Inc., filed April 12, 2000. (a) |
| 3.1.3 | Certificate of Amendment of the Articles of Incorporation of DiCon Fiberoptics, Inc., filed January 24, 2001. (a) |
| 3.1.4 | Certificate of Amendment of the Articles of Incorporation of DiCon Fiberoptics, Inc., filed June 26, 2002. (a) |
| 3.2 | By-Laws of DiCon Fiberoptics, Inc., as amended dated May 15, 2002. (a) |
| 4.1 | Specimen Common Stock Certificate. (a) |
| 4.2 | Form of Buy-Sell Agreement (investors). (a) |
| 4.2.1 | Form of Buy-Sell Agreement (employees). (a) |
| 9.1 | Form of Voting Rights Agreement. (a) |
| 10.1 | DiCon Fiberoptics, Inc. Employee Stock Option Plan. (a) |
| 10.2 | DiCon Fiberoptics, Inc. Employee Stock Purchase Plan. (a) |
| 10.3 | Term Loan Agreement with Cathay Bank dated November 20, 2001, together with Promissory Note issued thereunder. (a) |
| 10.3.1 | Indemnity from Ho-Shang Lee in favor of Cathay Bank dated November 20, 2001. (a) |
| 10.3.2 | Loan Modification and Extension Agreement and Amendment to Promissory Note dated June 28, 2004, with Cathay Bank. (b) |
| 10.3.3 | Modification of Construction Trust Deed dated June 28, 2004, with Cathay Bank. (b) |
| 10.3.4 | Loan Modification and Extension Agreement and Amendment to Promissory Note dated as of April 5, 2006, with Cathay Bank. (d) |
| 10.3.5 | Modification of Construction Trust Deed dated as of April 5, 2006, with Cathay Bank. (d) |
| 10.4 | Equipment Loan and Security Agreement with First Bank & Trust dated April 25, 2001, together with Promissory Note (Equipment Loan) issued thereunder. (a) |
| 10.4.1 | Modification to Loan and Security Agreement dated May 31, 2002. (a) |
| 10.5 | Lease Agreement with Lincoln Marina Bay, a California limited partnership, dated August 8, 2000, for premises at 1100 Marina Way South, Richmond, California. (a) |
| 10.6 | Multi-Tenant Industrial Triple Net Lease with Catellus Development Corporation dated December 3, 1999, for premises at 938 Marina Way South, Richmond, California. (a) |
| 10.7 | Multi-Tenant Industrial Triple Net Lease with Catellus Development Corporation dated December 3, 1999, for |

premises at 914 Marina Way South, Richmond, California. (a)

| | |
|---|---|
| 16.1 | Letters re Change in Certifying Accountant. (c) |
| 21.1 | Subsidiaries of Registrant. (a) |
| 23.1 | Consent of Burr, Pilger & Mayer LLP. |
| 23.2 | Consent of PricewaterhouseCoopers. Kaohsiung, Taiwan. |
| 31.1 | Certificate of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes – Oxley Act of 2002. |
| 32.1 | Certificate of President and Chief Executive Officer pursuant to Section 906 of the Sarbanes – Oxley Act of 2002. |

(a) Incorporated by reference from the correspondingly numbered Exhibit to the Form 10 Registration Statement filed by registrant with the Securities and Exchange Commission on July 23, 2002.

(b) Incorporated by reference from the correspondingly numbered Exhibit to the Form 10-QSB Quarterly Report filed by registrant with the Securities and Exchange Commission on August 13, 2004.

(c) Incorporated by reference from the correspondingly numbered Exhibit to the Form 8-K Current Report filed by registrant with the Securities and Exchange Commission on August 4, 2004.

(d) Incorporated by reference from the correspondingly numbered Exhibit to the Form 8-K Current Report filed by registrant with the Securities and Exchange Commission on April 12, 2006.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-107519) of DiCon Fiberoptics, Inc. of our report dated May 15, 2006 relating to the consolidated financial statements of DiCon Fiberoptics, Inc. and the financial statement schedule, which appears in this Form 10-KSB.

/s/ Burr, Pilger & Mayer LLP
San Francisco, California
June 28, 2006

**EXHIBIT 23.2**

## CONSENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-107519) of DiCon Fiberoptics, Inc. of our report dated April 17, 2006 relating to the financial statements of Global Fiberoptics, Inc. and the financial statement schedule, which appears in this Form 10-KSB.

/s/PricewaterhouseCoopers

Kaohsiung, Taiwan
June 22, 2006

Exhibit 31.1

**CERTIFICATION**

I, Ho-Shang Lee, certify that:

1. I have reviewed this annual report on Form 10-KSB of DiCon Fiberoptics, Inc.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: June 26, 2006

By: /s/ Ho-Shang Lee
(Signature)
Name: Ho-Shang Lee
Title: President and Chief Executive Officer
(principal executive and financial officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES – OXLEY ACT OF 2002

In connection with the Annual Report of DiCon Fiberoptics, Inc. (the "Company") on Form 10-KSB for the period ending March 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ho-Shang Lee, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ho-Shang Lee
Ho-Shang Lee
President and Chief Executive Officer
(chief executive and financial officer)

June 26, 2006

This certification is made solely for purpose of 18 U.S.C. Section 1350, subject to the knowledge standard contained therein, and not for any other purpose.